

ANNALY®

2021

Proxy Statement

Notice of 2021 Annual Meeting of Stockholders
May 19, 2021
9:00 a.m. (Eastern Time)
www.virtualshareholdermeeting.com/NLY2021

Message from our Chief Executive Officer & Chief Investment Officer
Dear Fellow Stockholders,

Looking back over the last year, it is hard to believe what we have come through and where we stand now. It is with tremendous gratitude that I write this letter – gratitude for the healthcare workers and scientists who fight against the COVID-19 pandemic, for the other essential workers who keep critical infrastructure open and functioning, and for every member of the Annaly team. Through their continued efforts and engagement, the Company has been able to navigate unprecedented market and economic volatility and deliver outstanding performance.

The events of the last year have reinforced what we have long known at Annaly – that our employees are our greatest asset. Sustaining a diverse, inclusive and equitable environment is critical to our employees' health, safety and development. It is also a business imperative as we believe it helps generate stronger returns for our stockholders. In July 2020, we appointed the Company's first Head of Inclusion and formed an Inclusion Support Committee of Executive Sponsors. We also conducted firm-wide unconscious bias trainings to establish foundational knowledge, language and understanding to support our efforts. The Board shares in this commitment. In 2020, the Board amended our Corporate Governance Guidelines to reflect its practice of seeking out highly qualified candidates of diverse gender and race. In addition, following the closing of the internalization transaction on June 30, 2020, the Management Development and Compensation Committee assumed broad oversight of the Company's human capital management, including policies and strategies related to recruiting, retention, career development, management succession, corporate culture, diversity and employment.

After a series of corporate governance enhancements over the last few years, which includes declassifying the Board and separating the role of CEO and Chair of the Board, our decision to internalize management was a natural step along this continuum. As evidenced by the Compensation Discussion and Analysis ("CD&A") and executive compensation tables included in this proxy statement, moving to an internally-managed structure has significantly enhanced the Company's disclosure and control of executive compensation. We are proud of the considerable steps taken to re-design the executive compensation program for 2020, which include the introduction of equity incentives, including performance-based awards, and the use of a quantitative corporate performance scorecard that reflects both financial and non-financial goals.

Since our founding Annaly has delivered $21 billion of common and preferred dividends and, while our stockholders are at the center of every decision we make, we continue to be invested in the needs and priorities of all stakeholders. In October, on the 23rd anniversary of our IPO, we published our inaugural Corporate Responsibility Report, which demonstrates our commitment to transparency and robust environmental, social and governance ("ESG") practices. In response to feedback from our stockholders, the report includes supplemental disclosures under the Supplemental Accounting Standards Board ("SASB") and Global Reporting Initiative ("GRI") frameworks, along with the Company's first ever goals and commitments across five critical dimensions of ESG.

While the firm's comprehensive business continuity planning and infrastructure enabled us to swiftly and successfully transition to a remote work environment in March 2020, we recognize the challenges faced by operating in one for an extended period. To address the needs of our employees, we have provided technology stipends, telemedicine benefits, mental health resources and mindfulness sessions. We have also increased internal communications throughout the firm and sponsored virtual events to cultivate our sense of community.

Over the last year, we have spoken many times both internally and to the market about the importance of leading with purpose in response to the trying societal and economic climate. The support and guidance of our Board empower us to do exactly that – to build the Company for the long-term, to fulfill our mission of delivering competitive yield to our stockholders and to foster a culture that develops talent and champions diversity. In particular, I would like to extend my sincere thanks to Donnell Segalas, who is stepping down from the Board after diligently representing our stockholders for more than twenty years.

On behalf of Annaly's Board, it is my pleasure to invite you to the 2021 Annual Meeting of Stockholders, which will be conducted via an interactive virtual meeting format on May 19th. We appreciate your partnership on this journey and your continued confidence in the Company.

Sincerely,



David L. Finkelstein

Chief Executive Officer & Chief Investment Officer

April 7, 2021

ANNALY®

Notice of Annual Meeting of Stockholders

To the Stockholders of Annaly Capital Management, Inc.:

Annaly Capital Management, Inc., a Maryland corporation ("Annaly" or the "Company"), will hold its annual meeting of stockholders (the "Annual Meeting") on May 19, 2021, at 9:00 a.m. (Eastern Time) online at www.virtualshareholdermeeting.com/NLY2021. At the Annual Meeting, you will be asked to:

1. Elect eleven Directors for a term ending at the 2022 annual meeting of stockholders and when their respective successors are duly elected and qualify, as set forth in the accompanying Proxy Statement;
2. Approve, on an advisory basis, the Company's executive compensation, as described in the Proxy Statement; and
3. Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2021.

The Company will also transact any other business as may properly come before the Annual Meeting or any postponement or adjournment thereof. Only common stockholders of record at the close of business on March 22, 2021 the record date for the Annual Meeting, may vote at the Annual Meeting and any postponements or adjournments thereof.

Your vote is very important. Please exercise your right to vote.

The Company's Board of Directors ("Board") is soliciting proxies in connection with the Annual Meeting. The Company is sending the Notice of Internet Availability of Proxy Materials ("Notice"), or a printed copy of the proxy materials, as applicable, commencing on or about April 7, 2021.

To view the Proxy Statement and other materials about the Annual Meeting, go to www.proxydocs.com/NLY or www.proxyvote.com.

All stockholders are cordially invited to attend the Annual Meeting, which will be conducted via a live webcast. The Company believes that the virtual meeting format allows enhanced participation of, and interaction with, our global stockholder base, while also being sensitive to the public health and travel concerns that our stockholders may have in light of the continuing COVID-19 pandemic. During the upcoming virtual meeting, you may ask questions and will be able to vote your shares electronically from your home or any remote location with Internet connectivity. You may also submit questions in advance of the Annual Meeting by visiting www.proxyvote.com. The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at 1-855-450-0066 in the United States or 1-236-714-3499 if calling from outside the United States, and providing Conference ID 1577814. If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Please note that listening to the audio broadcast will not be deemed to be attending the Annual Meeting, and you cannot ask questions or vote from such audio broadcast. The Annual Meeting will begin promptly at 9:00 a.m. (Eastern Time). Online check-in will begin at 8:30 a.m. (Eastern Time), and you should allow ample time for the online check-in procedures.

By Order of the Board of Directors,

Anthony Green

Anthony C. Green

Chief Corporate Officer, Chief Legal Officer and Secretary
April 7, 2021

> *Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on May 19, 2021. The Company's Proxy Statement and 2020 Annual Report to Stockholders are available at www.proxyvote.com.*

Proxy Summary

This summary contains highlights about the Company and the Annual Meeting. This summary does not contain all of the information that you should consider in advance of the Annual Meeting, and the Company encourages you to read the entire Proxy Statement and the Company's 2020 Annual Report on Form 10-K carefully before voting.

2021 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE: Wednesday, May 19, 2021 at 9:00 a.m. (Eastern Time)

PLACE: www.virtualshareholdermeeting.com/NLY2021

RECORD DATE: Close of business on March 22, 2021

VOTING: Stockholders are able to vote by Internet at www.proxyvote.com; telephone at 1-800-690-6903; by completing and returning their proxy card; or online at the Annual Meeting

VOTING MATTERS

	Board Vote Recommendation	Page Number
Proposal No. 1: Election of Directors	**FOR** each Director nominee	11
Proposal No. 2: Approval, on an advisory basis, of the Company's executive compensation	**FOR**	62
Proposal No. 3: Ratification of the appointment of Ernst & Young LLP for the year ending December 31, 2021	**FOR**	63

PARTICIPATE IN THE ANNUAL MEETING

The virtual meeting will be available to stockholders across the globe via any Internet-connected device and has been designed to provide the same rights to participate as you would have at an in-person meeting, including providing opportunities to vote, make statements and ask questions. This approach is sensitive to public health and travel concerns related to the COVID-19 pandemic, aligns with the Company's broader sustainability goals and reduces costs for both the Company and its stockholders.

You are entitled to participate, vote and ask questions at the Annual Meeting by visiting www.virtualshareholdermeeting.com/NLY2021. An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at 1-855-450-0066 in the United States or 1-236-714-3499 if calling from outside the United States, and providing Conference ID 1577814. If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Stockholders can access Annaly's interactive pre-meeting forum, where you can submit questions in advance of the Annual Meeting and view copies of the Company's proxy materials, by visiting www.proxyvote.com. The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

VOTING
Stockholders may vote by



INTERNET
www.proxyvote.com



TELEPHONE
1-800-690-6903



MAIL
completing and returning their proxy card



ONLINE
at the Annual Meeting

INFORMATION
www.proxydocs.com/NLY

ANNALY AT A GLANCE

| **NLY** New York Stock Exchange ("NYSE") Traded | **1997** Initial Public Offering | **mREIT** Largest mREIT in the world[1] |

EVOLUTION OF ANNALY

2020 was marked by transformative change. Annaly's commitment to strong governance, organizational and human capital resources have enhanced the firm's resilience and agility.



February 12, 2020
Announced agreement to internalize the Company's management function

March 16, 2020
Announced appointment of Chief Investment Officer David L. Finkelstein as Chief Executive Officer and a Board Member

July 1, 2020
Announcement completion of management internalization transaction and appointment of Steven F. Campbell as Chief Operating Officer

July 30, 2020
Appointed the Company's first Head of Inclusion and formation of an Inclusion Support Committee of Executive Sponsors

Jan.　Feb.　Mar.　Apr.　May.　Jun.　Jul.　Aug.　Sept.　Oct.　Nov.　Dec.

March 13, 2020
Completed 100% transition to remote work ahead of New York mandates

April 29, 2020
Announced pledge of financial resources to COVID-19 relief efforts in New York City

July 28, 2020
Renamed Compensation Committee of the Board as Management Development and Compensation Committee to reflect the Committee's broad oversight of the Company's human capital management

October 8, 2020
Announced publication of inaugural corporate responsibility report

EXECUTIVE COMPENSATION FOLLOWING THE INTERNALIZATION

Prior to the closing of the Internalization, the Company had been externally-managed by Annaly Management Company LLC (the "Former Manager") and the Former Manager (rather than the Company) had employed and compensated the Company's named executive officers ("NEOs"). Upon the closing of the Internalization on June 30, 2020, the Company began directly compensating our NEOs and the newly renamed Management Development and Compensation ("MDC") Committee assumed oversight of the Company's executive compensation program. While 2020 represents a transitional year for the Company's executive compensation program, the MDC Committee is proud of the significant steps taken to re-design it for 2020 and is committed to institutionalizing a market competitive program that incentivizes strong performance, drives alignment with stockholders and reflects best practices, market insights and robust governance as reflected by the additional compensation enhancements adopted by the MDC Committee for 2021.

Former Manager's Approach to Executive Compensation Prior to Internalization
- NEOs were employed and compensated by the Former Manager rather than the Company with no direction or guidance from the MDC Committee on NEO pay
- NEO compensation was paid solely in cash – no equity compensation
- Prior year proxy statements disclosed compensation paid to the NEOs on an aggregate basis rather than an individual basis

MDC Committee's Approach to Executive Compensation Post-Internalization
- NEOs are directly employed and compensated by the Company under the oversight of the MDC Committee
- NEOs receive a meaningful portion of their annual incentive compensation in the form of equity incentives, which include performance stock units ("PSUs")
- 2021 proxy statement discloses total compensation paid to each NEO for 2020, including compensation paid by the Former Manager for the first half of the year, along with compensation paid by the Company

Further Executive Compensation Enhancements for 2021
- For the CEO, increasing the relative weighting of equity as a percentage of total target compensation opportunity to approximately 50%
- For all NEOs, increasing the proportion of PSUs as a percentage of total equity compensation (with a majority of the NEOs, including the CEO, at approximately 50% for 2021 and all NEOs at approximately 50% for 2022)
- Institutionalizing a formulaic approach to determining NEO annual incentive opportunities with 75% based on corporate/organizational metrics and 25% based on individual metrics

Note: For footnoted information, please refer to "Annaly at a Glance" in Endnotes section.

RECENT OPERATING ACHIEVEMENTS

Performance	Diversification	Operating Efficiency
5.1% economic return[1] in Q4 2020; 1.8% for the full year 2020	**$2.4 billion** of originations and purchases across Annaly's three credit businesses in 2020[2]	**1.62%** operating expense ratio for FY 2020; down +20bps year-over-year reflecting realized cost savings related to the Internalization[3]

Liquidity	Capital Structure	Stockholder Value
$8.7 billion of unencumbered assets, including cash and unencumbered Agency MBS of $6.3 billion	**$460 million** 7.50% Series D Cumulative Redeemable Preferred Stock was redeemed, reducing preferred equity as percent of capital structure to 11%	**$209 million** of common stock repurchased in 2020; authorized new $1.5 billion common stock repurchase program[4]

ANNALY'S SHARED CAPITAL MODEL AND STRATEGIC FOCUS

Annaly is able to efficiently diversify its investments across our businesses through a rigorous shared capital model and capital allocation process. In March 2021, the Company signed a definitive agreement to sell our commercial real estate business to Slate Asset Management. We believe the transaction provides compelling execution for our stockholders and allows us to reprioritize the strategic focus of the firm. The transaction is subject to customary closing conditions, including applicable regulatory approvals, and is expected to be completed by the third quarter of 2021.

ANNALY — Investment Strategies

Annaly Agency Group

Assets[5]	**$94.6bn**
Capital[6]	**$10.7bn**
Sector Rank[7]	**#1/8**
Strategy	**Countercyclical / Defensive**

Annaly Residential Credit Group

Assets[5]	**$2.5bn**
Capital[6]	**$0.9bn**
Sector Rank[7]	**#7/14**
Strategy	**Cyclical / Growth**

Annaly Middle Market Lending Group

Assets[5]	**$2.2bn**
Capital[6]	**$1.4bn**
Sector Rank[7]	**#10/39**
Strategy	**Non-Cyclical / Defensive**

Annaly Commercial Real Estate Group

Planned Divestiture (Announced March 2021)

Assets[5]	**$2.3bn**
Capital[6]	**$0.8bn**
Sector Rank[7]	**#10/18**
Strategy	**Cyclical / Growth**

Note: For footnoted information, please refer to "Recent Operating Achievements & Annaly's Shared Capital Model and Strategic Focus" in Endnotes section.

DELIVERING SIGNIFICANT VALUE FOR STOCKHOLDERS

~$21 billion of common and preferred dividends declared since Annaly's IPO[1]	**24** years of delivering yield to stockholders	**$1.4 billion** of common and preferred dividends declared in 2020

Since inception, Annaly has declared nearly $21 billion in cumulative common and preferred dividends to stockholders, returning significant value to stockholders.



Since inception, Annaly has delivered ~$21bn in dividends to stockholders[1]

■ Prior Cumulative Dividends Declared   ■ Dividends Declared During Year

STOCKHOLDER OUTREACH AND RESULTS OF 2020 SAY-ON-PAY VOTE

100% of top 100 institutional investors included in 2020—2021 outreach efforts	**~90%** of all institutional investors included in 2020—2021 outreach efforts	**120+** one-on-one meetings with stockholders across the U.S., Canada and Europe since 2020

The Company is committed to ongoing engagement with both retail and institutional stockholders through a wide range of mediums, including: in-person and virtual meetings, conferences, phone calls, electronic communication and social media. Following the results of Annaly's 2020 advisory resolution on executive compensation (commonly known as a "Say-on-Pay" vote), which received support from approximately 96% of votes cast, the Company has continued its multi-pronged stockholder outreach campaign to solicit feedback on a number of issues, including (i) the Company's executive compensation practices and disclosures, (ii) the Company's human capital management, (iii) the Company's diversity and inclusion efforts, and (iv) the Company's corporate responsibility and environmental, social and governance ("ESG") initiatives.

Annaly's stockholder engagement efforts generated significant feedback for both the Board and management and have resulted in a number of enhancements to the Company's management structure and its corporate governance, corporate responsibility and compensation practices and disclosures over the last few years. Annaly's stockholders have been instrumental to, and supportive of, these governance and disclosure enhancements and the Company looks forward to continuing to find innovative ways to engage over the course of 2021 and beyond.

Note: For footnoted information, please refer to "Delivering Significant Value for Stockholders" in Endnotes section.

The Company's stockholder outreach is complemented by related initiatives, including:

- Analysis of market governance and compensation practices at peer companies
- Advice from external advisors, including governance and compensation consultants, board search firms and proxy solicitors
- Attendance at investor conferences
- Discussions with proxy advisory services and corporate governance research firms

2020 – 2021 STOCKHOLDER ENGAGEMENT EFFORTS

WHAT THE COMPANY HEARD	WHAT THE COMPANY DID
Build Best Practice Driven Executive Compensation Program	■ In connection with the Internalization, the MDC Committee has re-designed the executive compensation program to reflect the Company's internally-managed structure ■ Following peer benchmarking, stockholder outreach and a review of best practices, the MDC Committee introduced a number of compensation enhancements for 2020, including: – Introduction of equity incentives, which represents a significant shift from the Former Manager's all-cash compensation structure – Introduction of a quantitative corporate performance scorecard, that includes both financial and non-financial goals, and – The adoption of an enhanced clawback policy that includes triggers for accounting restatements and executive misconduct ■ In November 2020, we amended executive employment agreements to remove minimum guaranteed bonuses to better align the Company's executive compensation program with stockholder interests and governance best practices. ■ To further the alignment of our executive compensation program with the interests of our stockholders and support the firm's ownership culture, the MDC Committee is making additional enhancements for 2021, including: – For the CEO, increasing the relative weighting of equity as a percentage of total target compensation opportunity to approximately 50% – For all NEOs, increasing the proportion of PSUs as a percentage of total equity compensation (with a majority of the NEOs, including the CEO, at approximately 50% for 2021 and all NEOs at approximately 50% for 2022) – Reducing discretion and providing for a more formulaic approach to determining NEO annual incentive opportunities with 75% based on corporate/organizational metrics and 25% based on individual metrics ■ Increasing the proportion of objective financial metrics as a percentage of corporate/organizational metrics from 50% to 60%
Demonstrate Commitment to Human Capital Amidst COVID-19	■ Transitioned to 100% remote work environment ahead of New York state mandate ■ Provided telemedicine benefits, mental health resources and mindfulness sessions to meet the needs of our employees ■ Expanded mandate of MDC Committee to include broad oversight of the Company's human capital, including career development and progression, corporate culture and diversity
Focus on Diversity	■ Appointed our first Head of Inclusion and formed an Inclusion Support Committee of Executive Sponsors ■ Conducted unconscious bias training for all employees to establish foundational knowledge, language and understanding to support the Company's diversity and inclusion initiatives ■ Disclosed racial/ethnic diversity of our Directors in our Board skills and experiences matrix
Expand Corporate Responsibility Disclosures	■ Published inaugural Corporate Responsibility Report in October 2020 ■ Report outlines the Company's goals and commitments across our five key ESG areas: corporate governance, human capital, responsible investments, risk management and environment ■ Includes supplemental disclosures under the Sustainability Accounting Standards Board and Global Report Initiative frameworks

BOARD COMPOSITION, STRUCTURE AND REFRESHMENT

The Nominating/Corporate Governance ("NCG") Committee endeavors to have a Board representing diverse backgrounds and a wide range of professional experiences. The NCG Committee annually evaluates its overall composition and rigorously evaluates individual Directors to ensure a continued match of their skill sets and projected tenure against the needs of the Company. For additional information about individual Director's qualifications and experience, please see the Director biographies beginning on page 12.

15 or 73
Independent Directors may notstand for re-election upon the earlier of 15 years of service or their 73rd birthday

64%
of Continuing Directors identify as women and/or racially/ethnically diverse

Skill / Experience Summary of Continuing Directors[1]

Skill / Experience	Bovich	Denahan	Fallon	Finkelstein	Hamilton	Haylon	Hannan	Reeves	Schaefer	Williams	Votek	Total
Complex and regulated industries	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Compliance		✓	✓			✓	✓	✓		✓		6
Corporate governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	11
Ethics and social responsibility	✓		✓	✓		✓	✓	✓				6
Finance and accounting	✓	✓			✓	✓	✓		✓	✓	✓	8
Financial expert						✓	✓				✓	3
Financial services	✓	✓	✓	✓	✓	✓	✓		✓		✓	9
Government, public policy and regulatory affairs		✓	✓	✓					✓			4
Industry knowledge	✓	✓	✓	✓	✓	✓			✓		✓	8
Information technology		✓								✓	✓	3
Legal expertise								✓				1
Mergers & acquisitions		✓		✓	✓	✓	✓		✓	✓	✓	8
Operations	✓	✓	✓		✓	✓	✓		✓	✓	✓	9
Other public company board experience	✓				✓	✓	✓					4
Private company board experience	✓			✓	✓			✓	✓		✓	6
Public company CEO		✓		✓							✓	3
Risk management	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	10
Strategy development and implementation		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Gender diversity	✓	✓	✓				✓			✓		5
Racial/ethnic diversity							✓	✓			✓	3
Total	**11**	**14**	**10**	**11**	**11**	**12**	**14**	**9**	**11**	**10**	**14**	

Note: For footnoted information, please refer to "Board Composition, Structure and Refreshment" in Endnotes section.

Continuing Director Diversity[1]


More than 10 Years
2 Directors
Less than 5 Years
7 Directors
Tenure
5-10 Years
2 Directors
Women
5 Directors
Men
6 Directors
Gender Diversity(2)
White
8 Directors
Racially/ Ethnically Diverse
3 Directors
Racial / Ethnic Diversity(2)
60's
4 Directors
40's
4 Directors
Age
50's
3 Directors

As evidenced by the composition of our Board, the Company is committed to seeking out highly qualified candidates of diverse gender and race, as well as taking into account other factors that promote principles of diversity. Over the last few years, the Board had adopted a number of enhancements that are intended to result in regular Board refreshment. In December 2018, the Company announced that the Board had amended the Company's bylaws to declassify the Board over a three-year period with all Directors standing for annual election commencing with this year's Annual Meeting. The Board has also adopted an enhanced refreshment policy requiring that Independent Directors may not stand for re-election following the earlier of their 15th anniversary of service on the Board or their 73rd birthday. In extraordinary circumstances, the Board may determine that an Independent Director may stand for re-election after having reached such age or term limit for up to three additional one-year terms.

Environmental, Social and Governance ("ESG")

As a responsible steward of capital, the Company actively focuses on integrating ESG considerations into our overall strategy. The Company views ESG risks and opportunities as critical components for achieving strategic business objectives, managing risks and delivering attractive risk-adjusted returns over the long-term. At the Company, we strive to have a positive impact in the communities where we live, work and invest by conducting our business in accordance with the highest ethical standards, guided by our strong corporate values.

On the 23rd anniversary of our IPO, the Company published our inaugural Corporate Responsibility Report, demonstrating our commitment to transparency and robust ESG practices. Among other things, the report introduces supplemental disclosures under the Sustainability Accounting Standards Board and Global Reporting Initiative frameworks. The report also outlines the Company's goals and commitments across our five key ESG areas: corporate governance, human capital, responsible investments, risk management and the environment.

Corporate Governance

Annaly is committed to maintaining our long-standing commitment to robust corporate governance practices that benefit the long-term interests of our stakeholders.

Human Capital

Annaly's team of highly skilled individuals is its greatest asset and the Company is committed to promoting the well-being, active engagement, development and full potential of our employees.



Environment

Annaly promotes sustainable and environmentally friendly practices that reduce energy use, decrease waste, increase recycling and lower water consumption in the Company's daily operations.

Responsible Investments

Annaly invests in and finances housing across the country, which strengthens the long-term growth of the economy and supports the vitality of local communities.

Risk Management

Annaly's risk management framework is intended to facilitate a holistic, enterprise wide view of risk that supports a strong, effective and collaborative risk management culture across the Company.

Note: For footnoted information, please refer to "Continuing Director Diversity" in Endnotes section.

The Company's successful management through the COVID-19 pandemic underscores the importance of our comprehensive ESG strategy. The safety and well-being of our employees and partners have been our top priority and the guiding principle of our response. Our extensive business continuity planning and infrastructure investments prepared us to transition to remote work seamlessly ahead of New York state mandates. We procured telemedicine benefits, mental health resources and mindfulness sessions to meet the needs of our employees. We increased company-wide internal communications and have sponsored virtual gatherings to foster our sense of community. Altogether, we believe that our thorough planning and disciplined focus on responsible investments, robust risk management and leading governance and human capital practices have enhanced the strength and resilience of our business.

In 2020, we prioritized enhancing our diversity and inclusion initiatives, which have long been a business imperative at the Company as we believe it helps us generate stronger returns for our stockholders. We appointed our first Head of Inclusion with support from a cross-functional team, formed an Inclusion Support Committee of Executive Sponsors and conducted unconscious bias training for all employees to establish foundational knowledge, language and understanding to support Annaly's diversity and inclusion initiatives. Lastly, our corporate giving has continued to support high-impact programs that seek to combat homelessness and promote the professional development of women and underrepresented communities, which are social issues that we are deeply committed to advancing.

Table of Contents

Corporate Governance at Annaly

The Company is committed to maintaining a strong ethical culture and robust governance practices that benefit the long-term interests of stockholders, which include:

DIRECTOR INDEPENDENCE AND OVERSIGHT	■ Separate CEO and Independent Chair of the Board ■ Majority of Directors are Independent ■ Regular executive sessions of Independent Directors ■ Independent key Board Committees (Audit, MDC and NCG) ■ Board oversees a succession plan for the CEO and other senior executives

BOARD REFRESHMENT AND DIVERSITY	■ Board refreshment policy triggered upon earlier of 15 years of service or 73rd birthday
	  – 64% of Continuing Directors[1] have tenure of less than 5 years
	■ Board is committed to seeking out highly qualified candidates of diverse gender and race, as well as taking into account other factors that promote principles of diversity
	  – 45% of Continuing Directors[1] are women
	  – 27% of Continuing Directors[1] are racially/ethnically diverse
	  – 100% of Committee leadership positions are held by women

DIRECTOR QUALIFICATIONS AND EVALUATION	■ Annual Board, Committee and individual Director self-evaluations with periodic use of an external facilitator ■ Comprehensive Board succession planning process ■ Robust over-boarding policy limits the number of outside public company boards, other than Annaly, on which Directors can serve to three other boards for non-CEOs and one other board for sitting CEOs ■ Multiple Audit Committee financial experts
STOCKHOLDER RIGHTS AND ENGAGEMENT	■ All Directors are elected annually ■ Majority vote standard for uncontested elections ■ Annual stockholder advisory vote on executive compensation ■ Majority voting to approve amendments to the Company's charter and bylaws ■ Virtual meeting format enables participation from global stockholder base ■ Stockholders can submit questions for the Annual Meeting through an interactive pre-meeting forum and during the Annual Meeting
CORPORATE RESPONSIBILITY & ESG	■ Board created Corporate Responsibility Committee in 2017 ■ Included in the 2021 Bloomberg Gender-Equality Index for the fourth consecutive year ■ Created executive role to lead the Company's Corporate Responsibility initiatives ■ Released inaugural Corporate Responsibility Report in 2020 ■ Established cross-functional Sustainability Leadership Team in 2020 ■ Appointed our first Head of Inclusion and formed an Inclusion Support Committee of Executive Sponsors in 2020

Note: For footnoted information, please refer to "Corporate Governance at Annaly" in Endnotes section.

PROPOSAL

01

Election of Directors

At the Annual Meeting, stockholders will vote to elect eleven nominees to serve as Directors, whose terms will expire at the annual meeting of stockholders in 2022 ("2022 Annual Meeting") and when their respective successors are duly elected and qualify. The table below provides summary information about each of the Directors other than Donnell A. Segalas, who has not been nominated for election as a Director in line with the Board's refreshment policy. The Company and the Board wish to express their gratitude to Mr. Segalas for his many years of dedicated service on the Board.

 The Board has nominated and recommends a vote FOR each of Francine J. Bovich, Wellington J. Denahan, Katie Beirne Fallon, David L. Finkelstein, Thomas Hamilton, Kathy Hopinkah Hannan, Michael Haylon, Eric A. Reeves, John H. Schaefer, Glenn A. Votek and Vicki Williams as Directors, with each to hold office until the 2022 Annual Meeting, and until their respective successors are duly elected and qualify. Unless you specify a contrary choice, the persons named in the enclosed proxy will vote in favor of these nominees. In the event that these nominees should become unavailable for election due to any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion to vote for a substitute.

Name	Age	Principal Occupation	Independent	Committees
Francine J. Bovich	69	**Former Managing Director** Morgan Stanley Investment Management	Yes	NCG (Chair) CR
Wellington J. Denahan†	57	**Former Executive Chairman and Co-Founder** Annaly Capital Management, Inc.	No	Risk (Chair) CR
Katie Beirne Fallon	45	**Chief Global Impact Officer** McDonald's Corporation	Yes	CR (Chair) NCG
David L. Finkelstein	48	**Chief Executive Officer & Chief Investment Officer** Annaly Capital Management, Inc.	No	
Thomas Hamilton	53	**Owner and Director** Construction Forms, Inc.	Yes	Audit MDC Risk
Kathy Hopinkah Hannan	59	**Former National Managing Partner, Global Lead Partner** KPMG LLP	Yes	Audit (Chair) MDC NCG
Michael Haylon*	63	**Managing Director and Head of Conning North America** Conning, Inc.	Yes	Audit Risk
Eric A. Reeves	48	**Managing Director, Head of Private Capital Investments** Duchossois Capital Management	Yes	CR NCG
John H. Schaefer	69	**Former President and Chief Operating Officer** Morgan Stanley Global Wealth Management	Yes	Risk (Chair) Audit MDC
Glenn A. Votek	62	**Former Senior Advisor** Annaly Capital Management, Inc.	No	CR Risk
Vicki Williams	48	**Chief Human Resources Officer** NBCUniversal	Yes	MDC (Chair) Audit

"CR" refers to the Corporate Responsibility Committee, "MDC" refers to the Management Development and Compensation Committee and "NCG" refers to the Nominating/Corporate Governance Committee.

†   Vice Chair of the Board.

*   Independent Chair of the Board.

Francine J. Bovich

Director since
2014

Committees
NCG (Chair), CR

Ms. Bovich has over 30 years of investment management experience lastly serving as a Managing Director of Morgan Stanley Investment Management from 1993 to 2010. Since 2011, Ms. Bovich has been a trustee of The Bradley Trusts. Ms. Bovich has also served as a board member of The BNY Mellon Family of Funds (formerly known as The Dreyfus Family of Funds) since 2012, and serves as a board member of a number of registered investment companies within the fund complex. These funds represent a broad scope of investment strategies including equities (U.S., non-U.S., global and emerging markets), taxable fixed income (U.S., non-U.S., global and emerging markets), municipal bonds, and cash management. From 1991 through 2005, Ms. Bovich served as the U.S. Representative to the United Nations Investment Committee, which advised a global portfolio of approximately $30 billion. Ms. Bovich is a member of the Economic Club of New York and an emeritus trustee of Connecticut College and chair of the Investment Sub-Committee for its endowment. Ms. Bovich received a B.A. in Economics from Connecticut College and a M.B.A. in Finance from New York University.

Director Qualification Highlights
The Board believes that Ms. Bovich's qualifications include her significant investment management experience and her experience serving as a trustee and board member.

Wellington J. Denahan

Director since
1997

Committees
Risk (Chair), CR

Vice Chair of the Board

Ms. Denahan co-founded the Company in 1996 and has served as a Director since the Company's initial public offering. Until December 2017, Ms. Denahan served as Chairman of the Board of the Company (from November 2012) and Executive Chairman of the Company (from September 2015). Previously, Ms. Denahan served as CEO of the Company from November 2012 to September 2015 and as Co-Chief Executive Officer of the Company from October 2012 to November 2012. Ms. Denahan was the Company's Chief Operating Officer from January 2006 to October 2012 and Chief Investment Officer from 2000 to November 2012. Ms. Denahan received a B.S. in Finance from Florida State University.

Director Qualification Highlights
The Board believes that Ms. Denahan's qualifications include her significant oversight experience related to fixed income trading operations through years of serving as the Company's Chief Operating Officer and Chief Investment Officer, her industry experience and expertise in the mortgage-backed securities markets, and her operational expertise, including her service as the Company's former CEO.

Katie Beirne Fallon

Director since
2018

Committees
CR (Chair), NCG

Ms. Fallon has served as Chief Global Impact Officer for McDonald's Corporation, a global foodservice retailer, since October 2020, where she is responsible for the company's government relations, communications, sustainability and McDonald's corporate philanthropy and Environmental, Social and Governance (ESG) strategy. Prior to McDonald's, Ms. Fallon served as Global Head of Corporate Affairs for Hilton Worldwide Holdings Inc., a multinational hospitality company, starting in November 2016, where she was responsible for managing the company's communications, government relations and corporate responsibility efforts. Prior to Hilton, from 2014 to 2016, Ms. Fallon was Senior Advisor and Director of Legislative Affairs for President Obama. Before becoming the President's chief liaison to the Hill, Ms. Fallon served from May 2013 to December 2013 as President Obama's Deputy Communications Director at the White House where she devised and executed communications strategies for the President to promote his economic agenda across the country. From 2011 until May 2013, Ms. Fallon was the Staff Director of the Senate Democratic Policy and Communications Center in the U.S. Congress. Ms. Fallon's prior roles in government and politics include Legislative Director to Senator Chuck Schumer (D-NY), Deputy Staff Director of the Joint Economic Committee and Policy Director at the Democratic Senatorial Campaign Committee. Ms. Fallon received a B.A. in Government and International Studies from the University of Notre Dame and as a Marshall Scholar received a M.A. in Conflict Regulation from Queen's University Belfast, Northern Ireland and a M.Sc. in Comparative Politics from the London School of Economics.

Director Qualification Highlights
The Board believes that Ms. Fallon's qualifications include her significant experience in serving at a senior executive level with a multinational public company and her experience serving as a top leadership aide in the highest levels of the U.S. government.

David L. Finkelstein

Director since
2020

Chief Executive Officer and Chief Investment Officer

Mr. Finkelstein has served as Chief Executive Officer of the Company since March 2020 and as Chief Investment Officer since November 2016. Previously, Mr. Finkelstein served as the Company's Chief Investment Officer, Agency and RMBS beginning in February 2015 and as the Company's Head of Agency Trading beginning in August 2013. Prior to joining the Company in 2013, Mr. Finkelstein served for four years as an Officer in the Markets Group of the Federal Reserve Bank of New York where he was the primary strategist and policy advisor for the MBS purchase program. Mr. Finkelstein has over 20 years of experience in fixed income investment. Prior to the Federal Reserve Bank of New York, Mr. Finkelstein held Agency MBS trading positions at Salomon Smith Barney, Citigroup Inc. and Barclays PLC. Mr. Finkelstein is a member of the Treasury Markets Practice Group sponsored by the Federal Reserve Bank of New York. Mr. Finkelstein received his B.A. in Business Administration from the University of Washington and his M.B.A. from the University of Chicago, Booth School of Business. Mr. Finkelstein also holds the Chartered Financial Analyst® designation.

Director Qualification Highlights
The Board believes that Mr. Finkelstein's qualifications include his deep expertise in fixed income investments, his experience serving as the Company's Chief Executive Officer and Chief Investment Officer and his extensive markets and policy experience.

Thomas Hamilton

Director since 2019 **Committees** Audit, MDC, Risk	Mr. Hamilton has served as an Owner and Director of Construction Forms, Inc. ("Con Forms"), an industrial manufacturing company, since 2013. From 2013 until September 2020, Mr. Hamilton also served as Con Forms' President and Chief Executive Officer. Prior to his roles at Con Forms, Mr. Hamilton spent 24 years in a number of leadership positions in the financial industry. Most recently, Mr. Hamilton served as a Strategic Advisor to the Global Head of Fixed Income, Currencies and Commodities at Barclays Capital in New York. Mr. Hamilton's prior roles at Barclays include serving as the Global Head of Securitized Product Trading and Banking, in which capacity he was responsible for the build out of the Barclays's Global Securitized Product businesses, and as the Head of Municipal Trading and Investment Banking. Prior to Barclays, Mr. Hamilton held various Managing Director roles at Citigroup, Inc. and Salomon Brothers, Inc., where he began his career. Mr. Hamilton has served as a Director of Larimar Therapeutics, Inc., a clinical-stage biotechnology company focused on developing treatments for rare complex diseases, since May 2020 when Chondrial Therapeutics, Inc. merged with Zafgen, Inc. and the combined company began operating as Larimar. Prior to the merger, Mr. Hamilton had served as Chairman of the Board of Chondrial Therapeutics, Inc., a biotechnology company he started to cure a rare neurodegenerative disease called Friedreich's Ataxia, since 2013. He is also a Director of the Friedreich's Ataxia Research Alliance, along with Co-Founder of his own charitable scientific effort, the CureFA Foundation. Mr. Hamilton received a B.S. in Finance from the University of Dayton.

Director Qualification Highlights
The Board believes that Mr. Hamilton's qualifications include his expertise in fixed income, mortgage-related assets, strategies and markets and significant leadership experience.

Kathy Hopinkah Hannan, PhD, CPA

Director since 2019 **Committees** Audit (Chair), MDC, NCG	Dr. Hannan is a former Global Lead Partner, National Managing Partner and Vice Chairman of KPMG, LLP, the U.S. member firm of the global audit, tax and advisory services firm KPMG International. Dr. Hannan has over 30 years of industry experience and held numerous leadership roles during her distinguished career with KPMG. From 2015 until her 2018 retirement, Dr. Hannan served as Global Lead Partner, Senior Advisor for KPMG's Board Leadership Center and National Leader Total Impact Strategy. Dr. Hannan also served as the Midwest Area Managing Partner for KPMG's Tax Services from 2004 to 2009. Subsequent to that role, from 2009 to 2015, Dr. Hannan served as the National Managing Partner of Diversity and Corporate Responsibility. While at KPMG, Dr. Hannan also founded the KPMG Women's Advisory Board. In addition to her roles at KPMG, as a Native American Indian and member of the Ho-Chunk Nation Tribe, Dr. Hannan served on President George W. Bush's National Advisory Council on Indian Education. Currently, Dr. Hannan serves on the boards of directors of Otis Elevator Co. (NYSE: OTIS) and Blue Trail Holdings, is Chairman of the Board of Trustees and a member of the Executive Committee of the Smithsonian National Museum of the American Indian, is a Trustee of the Committee for Economic Development in Washington D.C. and is an active member of Women Corporate Directors. From 2014 to 2020, Dr. Hannan served as Chairman of the Board & National President for Girl Scouts of the USA. Dr. Hannan received a Ph.D. in Leadership Studies from Benedictine University and a B.A. from Loras College. She is also a graduate of the Chicago Management Institute at the University of Chicago, Booth School of Business and the Institute of Comparative Political & Economic Systems at Georgetown University.

Director Qualification Highlights
The Board believes that Dr. Hannan's qualifications include her expertise in financial, tax and accounting matters as well as her significant experience in enterprise sustainability, corporate governance and organizational effectiveness.

Michael Haylon

Director since 2008	Mr. Haylon has served as Managing Director and Head of Conning North America at Conning, Inc., a global provider of investment management solutions, services and research to the insurance industry, since June 2018. Mr. Haylon has served as a Managing Director at Conning, Inc. since January 2012 and previously served as Head of Asset Management Sales, Products and Marketing from December 2014 until June 2018 and as Head of Investment Products from January 2012 until December 2014. From September 2010 to December 2011, Mr. Haylon served as Head of Investment Product Management at General Re – New England Asset Management. He was Chief Financial Officer of the Phoenix Companies, Inc. from 2004 until 2007, and Executive Vice President and Chief Investment Officer of the Phoenix Companies in 2002 and 2003. From 1995 until 2002, he held the position of Executive Vice President of Phoenix Investment Partners, Ltd., and President of Phoenix Investment Counsel, where he was responsible for the management and oversight of $25 billion in closed-end and open-end mutual funds, corporate pension funds and insurance company portfolios. Mr. Haylon has previously served on the boards of Aberdeen Asset Management and Phoenix Investment Partners. Mr. Haylon received a B.A. from Bowdoin College and a M.B.A. from the University of Connecticut.
Committees Audit, Risk	
Independent Chair of the Board	

Director Qualification Highlights

The Board believes that Mr. Haylon's qualifications include his significant leadership and management experience from his years of management and oversight of large financial asset portfolios, his prior board experience with other companies and his expertise in financial matters.

Eric A. Reeves

Director since 2021	Mr. Reeves has served as Managing Director, Head of Private Capital Investments of Duchossois Capital Management ("DCM"), a private investment firm, since 2017. Mr. Reeves has also served as General Counsel & Secretary of The Duchossois Group, a family-owned holding company comprised of diversified operating companies and DCM, since 2007 and its Chief Administrative Officer since 2017. Mr. Reeves was formerly a law partner of McDermott, Will & Emery and a corporate attorney at Jones Day. Mr. Reeves serves on the boards of several DCM portfolio companies and funds as well as on the Advisory Board of Ozinga Bros. His civic and philanthropic commitments include trusteeships at Rush University Medical Center and the National Philanthropic Trust. Mr. Reeves is a member of the Henry Crown Fellows at the Aspen Institute and was honored as a Chicago United Business Leader of Color. Mr. Reeves received his B.A. from the University of Michigan and J.D. from the Ohio State University.
Committees NCG, CR	

Director Qualification Highlights

The Board believes that Mr. Reeves' qualifications include his expertise in sourcing, executing and managing private capital investments, his years of legal experience from serving as a general counsel and a law firm partner and his private company board experience.

John H. Schaefer

Director since 2013 **Committees** Risk, Audit, MDC	Mr. Schaefer has over 40 years of financial services experience including serving as a member of the management committee of Morgan Stanley from 1998 through 2005. He was President and Chief Operating Officer of the Global Wealth Management division of Morgan Stanley from 2000 to 2005. Mr. Schaefer was Executive Vice President and Chief Strategic and Administrative Officer of Morgan Stanley from 1998 to 2000. From 1997 to 1998, he was Managing Director and Head of Strategic Planning and Capital Management. Prior to the 1997 merger of Dean Witter, Discover and Morgan Stanley, Mr. Schaefer was Executive Vice President, Investment Banking and Head of Corporate Finance at Dean Witter, a position he had held since 1991. He began his investment banking career at E.F. Hutton & Company in 1976. Mr. Schaefer served as a board member and chair of the audit committee of USI Holdings Corporation from 2008 through 2012. He received a B.B.A. in Accounting from the University of Notre Dame and a M.B.A. from the Harvard Graduate School of Business.

Director Qualification Highlights

The Board believes that Mr. Schaefer's qualifications include his broad financial services management experience, including management of strategic planning, capital management, human resources, internal audit and corporate communications, as well as his board and audit committee experience.

Glenn A. Votek

Director since 2019 **Committees** CR, Risk	Glenn A. Votek served as Senior Advisor to the Company from March 2020 to August 2020 after serving as Interim Chief Executive Officer and President of the Company from November 2019 to March 2020. Previously, he was Chief Financial Officer of the Company from August 2013 to December 2019. Mr. Votek has over 30 years of experience in financial services. Prior to joining the Company in 2013, Mr. Votek was an Executive Vice President and Treasurer at CIT Group since 1999 and also President of Consumer Finance since 2012. Prior to that, he worked at AT&T and its finance subsidiary from 1986 to 1999 in various financial management roles. Mr. Votek holds a B.S. in Finance and Economics from Kean University/University of Arizona, a M.B.A in Finance from Rutgers University and attended the Executive Education Program of the Colgate W. Darden Graduate School of Business Administration at the University of Virginia.

Director Qualification Highlights

The Board believes that Mr. Votek's qualifications include his extensive knowledge of the Company's operations and assets through his prior roles as the Company's former Interim CEO and President and former Chief Financial Officer, his significant leadership experience and his financial and accounting expertise.

Vicki Williams

Director since 2018 **Committees** MDC (Chair), Audit	Ms. Williams has 20 years of compensation and governance experience. Ms. Williams has served as Chief Human Resources Officer for NBCUniversal, a multinational media conglomerate, since July 2018, where she is responsible for the company's global human resources function, including compensation, benefits, development and learning, talent acquisition, executive search, HR systems, and the HR service center. Ms. Williams previously served as Senior Vice President, Compensation, Benefits and HRIS at NBCUniversal beginning in 2011. Prior to joining NBCUniversal, Ms. Williams was a Partner with Pay Governance LLC and a Principal with Towers Perrin (now Willis Towers Watson). Ms. Williams received a B.S. in Education with a concentration in mathematics education and a M.B.A. with a concentration in finance and quantitative statistics, each with honors from the University of Georgia.

Director Qualification Highlights

The Board believes that Ms. Williams' qualifications include her broad human resources, executive compensation and governance experience, including serving as chief human resources officer at a multinational company and as an external compensation consultant.

RECENT CORPORATE GOVERNANCE AND CORPORATE RESPONSIBILITY HIGHLIGHTS

The Company is committed to continually enhancing its corporate governance and corporate responsibility practices

2017	- Established Corporate Responsibility Committee - Rotated Board Committee chairs and members - Launched social impact investing joint venture - Included Board skills and experiences matrix in proxy statement	- Launched Women's Interactive Network ("WIN") - Designated second Audit Committee financial expert - Joined National Association of Corporate Directors ("NACD") - Hosted inaugural Investor Day
2018	- Added two new Independent Directors - Adopted enhanced Board evaluation process, including individual Directors assessments and periodic use of external facilitator - Amended bylaws to declassify Board over three year period with all Directors standing for annual election commencing with the 2021 Annual Meeting - Recognized in the 2018 Bloomberg Gender-Equality Index	- Created new executive role to lead the Company's Corporate Responsibility and ESG initiatives - Instructed Board search firm to present equal representation in the slate of potential Director candidates, including candidates of diverse gender and race - Adopted Board refreshment policy with both a term limit and an age limit - Completed first energy audit of the Company's corporate office
2019	- Increased commitment to social impact investing joint venture - Added extensive disclosure on the Company's Corporate Responsibility and ESG efforts to Annaly's corporate website - Launched WIN Mentoring Circles to foster community and connect smaller cohorts of women with senior leaders	- Added two new Independent Directors - Recognized in the 2019 Bloomberg Gender-Equality Index for the second consecutive year - Separated the roles of CEO and Chair of the Board and appointed an Independent Chair of the Board
2020	- Completed Internalization to enable stronger alignment of incentives between stockholders and executives and increased transparency and disclosure - Refined Director "over-boarding" policy to reduce the number of outside boards on which Directors can serve - Appointed our first Head of Inclusion and formed an Inclusion Support Committee of Executive Sponsors	- Recognized in the 2020 Bloomberg Gender-Equality Index for the third consecutive year - Amended Corporate Governance Guidelines to formalize Board's commitment to seeking out highly qualified candidates of diverse gender and race - Published inaugural Corporate Responsibility Report
2021	- Disclosed racial/ethnic diversity of our Directors in our Board skills and experiences matrix - Added new Independent Director	Recognized in the 2021 Bloomberg Gender-Equality Index for the fourth consecutive year

GOVERNING DOCUMENTS

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code of Conduct"), which sets forth the basic principles and guidelines for resolving various legal and ethical questions that may arise in the workplace and in the conduct of business. This Code of Conduct is applicable to the Company's Directors, executive officers and employees, and is also a "code of ethics" as defined in Item 406(b) of Regulation S-K. The Company will make any legally required disclosures regarding amendments to, or waivers of, provisions of the Code of Conduct on the Company's website.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that, in conjunction with the charters of the Board Committees, provide the framework for governance of the Company.

Other Governance Policies

The Company's Directors, executive officers and employees are also subject to the Company's other governance policies, including a Foreign Corrupt Practices Act and Anti-Bribery Compliance Policy, an Insider Trading Policy, and a Regulation FD Policy.

Where You Can Find the Code of Conduct, Corporate Governance Guidelines and Committee Charters

The Code of Conduct, Corporate Governance Guidelines, MDC Committee Charter, Audit Committee Charter, NCG Committee Charter, Corporate Responsibility Committee Charter and Risk Committee Charter are available on Annaly's website (www.annaly.com). The Company will provide copies of these documents free of charge to any stockholder who sends a written request to Investor Relations, Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036.

Board Committees

The Board has five standing Committees: the Audit Committee, the MDC Committee, the NCG Committee, the Risk Committee and the Corporate Responsibility ("CR") Committee.

The table below shows the membership as of the date of this Proxy Statement of each Board Committee and number of Committee meetings held in 2020.

Director	Audit Committee	MDC Committee	NCG Committee	CR Committee	Risk Committee
Francine J. Bovich			Chair	•	
Wellington J. Denahan†				•	Chair
Katie Beirne Fallon			•	Chair	
David L. Finkelstein					
Thomas Hamilton	•	•			•
Kathy Hopinkah Hannan	Chair E	•	•		
Michael Haylon*	• E				•
Eric A. Reeves(1)			•	•	
John H. Schaefer	•	•			•
Donnell A. Segalas(2)		•	•	•	
Glenn A. Votek(3)				•	•
Vicki Williams	•	Chair			
% of Independent Members:	100%	100%	100%	67%	60%
2020 Meetings:	**7**	**11**	**5**	**3**	**4**

• Member   Chair   *E* Audit Committee Financial Expert   † Vice Chair of the Board   * Independent Chair of the Board

Committee Membership Determinations

The Board annually reviews the membership and chairship of each Board Committee as part of its broader Board and Committee refreshment and succession planning. This review, which is led by the NCG Committee, takes into account, among other factors, the needs of the Committees, the experience, availability and projected tenure of Directors and the desire to balance Committee continuity with fresh insights. For additional detail, see the "Board Effectiveness, Self-Evaluations and Refreshment" section of this Proxy Statement.

Note: For footnoted information, please refer to "Board Committees" in Endnotes section.

AUDIT COMMITTEE

Committee Members:

Kathy Hopinkah Hannan (Chair)
Thomas Hamilton
Michael Haylon
John H. Schaefer
Vicki Williams

Number of Meetings in 2020: 7

Key Responsibilities:

- Appoints the independent registered public accounting firm and reviews its qualifications, performance and independence
- Reviews the plan and results of the auditing engagement with the Chief Financial Officer and the independent registered public accounting firm
- Oversees internal audit activities
- Oversees the quality and integrity of financial statements and financial reporting process
- Oversees the adequacy and effectiveness of internal control over financial reporting
- Reviews and pre-approves the audit and permitted non-audit services and proposed fees of the independent registered public accounting firm
- Prepares the report of the Audit Committee required by the rules of the Securities and Exchange Commission ("SEC") to be included in the Proxy Statement
- Together with the Risk Committee, jointly oversees practices and policies related to cybersecurity and receives regular reports from management throughout the year on cybersecurity and related risks

Each member of the Audit Committee is financially literate and independent of the Company and management under the applicable rules of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the listing standards of the NYSE. The Board has designated Dr. Hannan and Mr. Haylon as audit committee financial experts under applicable SEC rules.

For more information on the Audit Committee's responsibilities and activities, see the "Board Oversight of Risk" and "Report of the Audit Committee" sections of this Proxy Statement.

CORPORATE RESPONSIBILITY COMMITTEE

Committee Members:

Katie Beirne Fallon (Chair)
Francine J. Bovich
Wellington J. Denahan
Eric A. Reeves[1]
Donnell A. Segalas[2]
Glenn A. Votek

Number of Meetings in 2020: 3

Key Responsibilities:

Assists the Board in its oversight of the Company's items of corporate responsibility that reflect the Company's values and character, including:

- corporate philanthropy
- responsible investments, including social impact investments
- environmental and sustainability
- public policy
- reputation

For more information on the Corporate Responsibility Committee's responsibilities, see the "Board Oversight of Risk" section of this Proxy Statement.

Note: For footnoted information, please refer to "Audit Committee & Corporate Responsibility Committee" in Endnotes section.

MDC COMMITTEE

Committee Members:	Key Responsibilities:
Vicki Williams (Chair) Thomas Hamilton Kathy Hopinkah Hannan John H. Schaefer Donnell A. Segalas[1] **Number of Meetings in 2020:** 11	■ Assists the Board in overseeing the Company's executive compensation policies and practices ■ Reviews and recommends to the Independent Directors for approval the compensation of the CEO ■ Reviews, approves and recommends to the Board the adoption of equity-based compensation or incentive compensation plans ■ Assists the Board in its oversight of the development, implementation and effectiveness of the Company's policies and strategies relating to its human capital management, including recruiting, retention, career development, management succession, corporate culture, diversity and employment ■ Reviews the form and amount of Director compensation ■ Prepares the report of the Compensation Committee required by the rules of the SEC to be included in the Proxy Statement

Each member of the MDC Committee is independent of the Company and management under the listing standards of the NYSE and qualifies as a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act.

For more information on the MDC Committee's responsibilities and activities, see the "Compensation of Directors," "Compensation Discussion and Analysis," and "Report of the Compensation Committee" sections of this Proxy Statement.

NCG COMMITTEE

Committee Members:	Key Responsibilities:
Francine J. Bovich (Chair) Katie Beirne Fallon Kathy Hopinkah Hannan Eric A. Reeves[2] Donnell A. Segalas[1] **Number of Meetings in 2020:** 5	■ Develops and recommends criteria for considering potential Board candidates ■ Identifies and screens individuals qualified to become Board members, and recommends to the Board candidates for nomination for election or re-election to the Board and to fill Board vacancies ■ Develops and recommends to the Board a set of corporate governance guidelines and recommends modifications as appropriate ■ Provides oversight of the evaluation of the Board ■ Considers other corporate governance matters such as Director tenure and retirement policies, and potential conflicts of interest of Board members and senior management, and recommends changes as appropriate ■ Considers continuing education alternatives for directors and provides oversight of management's responsibility for providing the Board with educational sessions on matters relevant to the Company and its business

Each member of the NCG Committee is independent of the Company and management under the applicable listing standards of the NYSE.

For more information on the NCG Committee's responsibilities and activities, see the "Director Criteria and Qualifications," "Consideration of Board Diversity," "Board Effectiveness, Self-Evaluations and Refreshment," "Director Nomination Process" and "Stockholder Recommendation of Director Candidates" sections of this Proxy Statement.

Note: For footnoted information, please refer to "MDC Committee & NCG Committee" in Endnotes section.

21

RISK COMMITTEE

Committee Members:	Key Responsibilities:
Wellington J. Denahan (Chair) Thomas Hamilton Michael Haylon John H. Schaefer Glenn A. Votek **Number of Meetings in 2020:** 4	Assists the Board in its oversight of the Company's: ■ risk governance structure ■ risk management and risk assessment guidelines and policies regarding capital, liquidity and funding risk, investment/market risk, credit risk, counterparty risk, operational risk, compliance, regulatory and legal risk, and such other risks as necessary to fulfill the Committee's duties and responsibilities ■ risk appetite, including risk appetite levels and capital adequacy and limits ■ practices and policies related to cybersecurity (together with the Audit Committee) and receives regular reports from management throughout the year on cybersecurity and related risks

For more information on the Risk Committee's responsibilities and activities, see the "Board Oversight of Risk" section of this Proxy Statement.

Board Structure and Processes

Over the last few years, the Board has focused on enhancing its structure, composition and effectiveness. Recent enhancements, including declassifying the Board and separating the roles of the Chair of the Board and CEO, have been informed by the Board's annual self-evaluation and succession planning processes, its review of evolving best practices and feedback from the Company's long-term stockholders.

BOARD LEADERSHIP STRUCTURE

In November 2019, the Board separated the roles of Chair of the Board and CEO. While the Board believes that whether to have the same person occupy the offices of Chair of the Board and CEO should be decided by the Board from time to time in its business judgment, the Board has determined that having strong independent Board leadership in the form of an Independent Chair is in the best interests of the Company at this time. In addition to the Chair, the Board may elect a Vice Chair to assist the Chair from among its members. Currently, Mr. Haylon serves as Independent Chair of the Board and Ms. Denahan serves as Vice Chair.

The separation of the CEO and Chair roles allows Mr. Finkelstein to focus on the Company's overall business and strategy, while allowing Mr. Haylon to focus his attention on governance of the Board and oversight of management. Ms. Denahan will support Mr. Haylon in carrying out certain of his responsibilities. The Board believes that its independent oversight function is further enhanced by its policy to hold regular executive sessions of the Independent Directors without management present and the fact that a majority of the Company's Directors (and every member of the Audit Committee, MDC Committee and NCG Committee) is independent.

The Independent Chair of the Board
■ Presides at meetings and executive sessions of the Board ■ Serves as a liaison between the CEO and the Independent Directors ■ Presides over Annual Meetings of Stockholders ■ Together with the Board and Vice Chair, serves as an advisor to the CEO ■ Participates, together with the MDC Committee, in the performance evaluation of the CEO ■ Provides input into the selection of Committee chairs ■ Approves Board meeting agendas and schedules ■ Advises the CEO on the Board's informational needs ■ Has authority to call and chair meetings and executive sessions of the Board ■ Authorizes the retention of advisors and consultants who report to the Board ■ Together with the NCG Chair, leads the Board's annual performance evaluation ■ If requested by stockholders, ensures that he or she is available, when appropriate for consultation and direct communication with major stockholders

INDEPENDENCE OF DIRECTORS

Annaly's Corporate Governance Guidelines and NYSE rules require that at least a majority of Board members are Independent Directors. The Board has adopted the definition of "independent director" set forth in Section 303A of the NYSE rules and has affirmatively determined that each Director (other than Ms. Denahan and Messrs. Finkelstein and Votek) has no relationships with the Company other than as a Director (either directly or as partner, stockholder or officer of an organization that has a relationship with the Company) and is therefore independent under all applicable criteria for independence in accordance with the standards set forth in the NYSE rules and Annaly's Corporate Governance Guidelines.

EXECUTIVE SESSIONS OF INDEPENDENT DIRECTORS

The Corporate Governance Guidelines require that the Board have at least two regularly scheduled executive sessions of Independent Directors each year. These executive sessions, which are designed to promote unfettered discussions among the Independent Directors, are presided over by the Independent Chair of the Board. During 2020, the Independent Directors, without the participation of Board members who are members of management, held eight executive sessions.

BOARD OVERSIGHT OF RISK



FULL BOARD

Risk management begins with the Board, through review and oversight of the Company's risk management framework, and continues with executive management, through ongoing formulation of risk management practices and related execution. The Board exercises its oversight of risk primarily through its Risk Committee and Audit Committee with support from the other Board Committees. At least annually, the full Board reviews with management the Company's risk management program, which identifies and quantifies a broad spectrum of enterprise-wide risks, including cyber and technology-related risks, and related action plans

Audit Committee

Assists the Board in its oversight of the quality and integrity of the Company's accounting, internal controls and financial reporting practices, including appointing the independent auditor and reviewing its qualifications, performance and independence, and compliance with legal and regulatory requirements

Risk Committee

Assists the Board in its oversight of the Company's risk governance structure, risk management and risk assessment guidelines and policies, and risk appetite, including risk appetite levels and capital adequacy and limits

MDC Committee

Assists the Board in its oversight of risk related to the Company's compensation policies and practices

Corporate Responsibility Committee

Assists the Board in its oversight of any matters that may present reputational or ESG risk to the Company

NCG Committee

Assists the Board in its oversight of the Company's corporate governance framework and the annual self-evaluation of the Board

MANAGEMENT

Responsible for day-to-day risk assessment and risk management. A series of management committees have decision-making responsibilities for risk assessment and risk management activities. These management committees include the Operating Committee, Enterprise Risk Committee, the Asset and Liability Committee, the Investment Committee and the Financial Reporting and Disclosure Committee

As part of their risk oversight responsibilities, the Audit Committee and Risk Committee held two joint meetings in 2020. The Audit Committee and Risk Committee receive regular reports from management throughout the year on cybersecurity and related risks. In addition to the risk oversight processes outlined above, the Board annually reviews its risk assessment of the Company's compensation policies and practices applicable to the Company's equity incentive plans. For additional information on this review, please see the "Risks Related to Compensation Policies and Practices" section of this Proxy Statement.

CEO PERFORMANCE REVIEWS AND MANAGEMENT SUCCESSION PLANNING

The Independent Chair of the Board and the Chair of the MDC Committee jointly coordinate and lead the Board's annual performance evaluation of the CEO, which reflects input from all Non-Employee Directors. The Board oversees and maintains a succession plan for the CEO and other senior executives. Executive succession and talent development are a regular agenda item for the Board and, at least once per year, the Board has a fulsome discussion of talent at each business and functional leadership level across the Company. In carrying out this function, the Board endeavors to ensure that the Company's management has the capabilities to cause the Company to operate in an efficient and business-like fashion in the event of a vacancy in senior management, whether anticipated or sudden.

BOARD EFFECTIVENESS, SELF-EVALUATIONS AND REFRESHMENT

The Company's comprehensive Board and Committee refreshment and succession planning process is designed to ensure that the Board and each Committee is comprised of highly qualified Directors, with the independence, diversity, skills and perspectives to provide strong and effective oversight. The Board, led by the NCG Committee, annually evaluates the composition of the Board and each Committee, and rigorously evaluates individual Directors to ensure a continued match of their skill sets and tenure against the needs of the Company. In 2020, the NCG Committee initiated a Board search process to identify and vet potential Director candidates. Eric A. Reeves was identified as a potential Director nominee by a member of the Board. He was considered as part of an extensive and careful search, which involved numerous other candidates proposed by Directors, members of management and advisors. As a result of this process, the Board elected Mr. Reeves as a new Independent Director effective March 19, 2021.

The NCG Committee is also responsible for overseeing an annual self-evaluation process for the Board. The self-evaluation process seeks to identify specific areas, if any, that need improvement or strengthening in order to increase the effectiveness of the Board as a whole and its members and committees.

Annual Self-Evaluation Process



REVIEW OF PROCESS	RESULTS ANALYZED	SUMMARY OF RESULTS	FEEDBACK INCORPORATED
The NCG Committee Chair periodically reviews the self-evaluation process	Results of the self-evaluation are analyzed and aggregated by a third party facilitator to maintain confidentiality	Summary of Board and Committee self-evaluation results presented to full Board	Policies and practices enhanced as a result of the annual self-evaluation and ongoing feedback

SELF-EVALUATION QUESTIONNAIRE OR INTERVIEW	DEEP DIVE WITH NCG CHAIR	ONGOING FEEDBACK
Directors provide feedback on the Board, each Committee and individual Directors through written questionnaires or interviews conducted by a third party facilitator	The third party facilitator reviews the self-evaluation results with the NCG Committee Chair and discusses key themes and potential enhancements	Directors are encouraged to provide ongoing feedback outside the self-evaluation process

Focus areas of the 2020 self-evaluation included Board and Committee leadership structure, dynamics, priorities, skills, processes and fulfillment of responsibilities. Based on the results of the 2020 self-evaluation process, the Board's practices evolved in a number of ways, including:

■ Additional in-person Board meeting time devoted to the Company's crisis management and preparedness
■ NCG Committee assumed more formal responsibility for Director continuing education alternatives
■ Future self-evaluations will be expanded to include additional questions on Board and Committee succession planning
■ 2021 Board agenda revised to include additional sessions on priority topics

DIRECTOR CRITERIA AND QUALIFICATIONS

The NCG Committee seeks to achieve a balance of knowledge, experience and capability on the Board and considers a wide range of factors when assessing potential Director nominees, including a candidate's background, skills, expertise, diversity, accessibility and availability to serve effectively on the Board. All candidates should (i) possess the highest personal and professional ethics, integrity and values, exercise good business judgment and be committed to representing the long-term interests of the Company and its stockholders, and (ii) have an inquisitive and objective perspective, practical wisdom and mature judgment. It is expected that all Directors will have an understanding of the Company's business and be willing to devote sufficient time and effort to carrying out their duties and responsibilities effectively.

CONSIDERATION OF BOARD DIVERSITY

The Company endeavors to have a Board representing diverse backgrounds and a wide range of professional experiences. In 2020, the Board formalized its existing practice by amending the Company's Corporate Governance Guidelines to reflect the Board's commitment to seeking out highly qualified candidates of diverse gender and race, as well as taking into account other factors that promote principles of diversity, including diversity of a candidate's perspective, background, nationality, age and other demographics. The NCG Committee instructs any search firm it engages to include candidates of diverse gender and race in every director candidate pool presented to the Committee.

> **The Corporate Governance Guidelines formalize the Board's commitment to seeking out highly qualified candidates of diverse gender and race**

DIRECTOR NOMINATION PROCESS

The NCG Committee is responsible for identifying and screening nominees for Director and for recommending to the Board candidates for nomination for election or re-election to the Board and to fill Board vacancies. The NCG Committee also seeks to maintain an ongoing list of potential Board candidates. Nominees may be suggested by Directors, members of management, stockholders or professional search firms. In evaluating a Director nomination, the NCG Committee may review materials provided by the nominator, a professional search firm or any other party.

STOCKHOLDER RECOMMENDATION OF DIRECTOR CANDIDATES

Stockholders who wish the NCG Committee to consider their recommendations for Director candidates should submit their recommendations in writing to Anthony C. Green, the Chief Corporate Officer, Chief Legal Officer and Secretary at the Company's principal executive offices. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the NCG Committee at a regularly scheduled or special meeting. If any materials are provided by a stockholder in connection with the recommendation of a Director candidate, such materials are forwarded to the NCG Committee. Properly submitted recommendations by stockholders will receive the same consideration by the NCG Committee as other suggested nominees.

COMMUNICATIONS WITH THE BOARD

Stockholders and other persons interested in communicating with an individual Director (including the Independent Chair of the Board), the Independent Directors as a group, any committee of the Board or the Board as a whole, may do so by submitting such communication to:


Annaly Capital Management, Inc.
[Addressee]
1211 Avenue of the Americas
New York, NY 10036
Phone: 1-888-8 ANNALY
Facsimile: (212) 696-9809
Email: investor@annaly.com


The Legal Department reviews all communications to the Directors and forwards those communications related to the duties and responsibilities of the Board to the appropriate parties. Certain items such as business solicitation or advertisements, product-related inquiries, junk mail or mass mailings, resumes or other job-related inquiries, spam and unduly hostile, threatening, potentially illegal or similarly unsuitable communications will not be forwarded.

DIRECTOR ATTENDANCE

During 2020, the Board held 13 meetings. All Directors attended at least 75% of the aggregate number of meetings of the full Board and the Committees on which they served, during the period in which they served, in 2020.

The Company encourages each member of the Board to attend the Annual Meeting. All of the Company's then-Directors attended the 2020 Annual Meeting of Stockholders (the "2020 Annual Meeting"). Mr. Reeves was elected as a Director effective March 19, 2021 and therefore did not attend the 2020 Annual Meeting.

BOARD COMMITMENT AND OVER-BOARDING POLICY

In response to revised policies and commentary from leading institutional investors and the considerable time commitment and responsibilities associated with Board and Committee service, in 2020 the Board refined its Director "over-boarding" policy to provide that:

- Directors should not serve on more than three other public company boards in addition to the Company's Board;
- Directors who also serve as CEOs or hold equivalent positions at other companies should not serve on more than one other public company board in addition to the Company's Board; and
- A member of the Audit Committee should not serve on the audit committee of more than two other public companies.

All Directors are currently in compliance with this policy. Directors are required to notify the Independent Chair of the Board and the Chair of the NCG Committee in advance of accepting an invitation to serve on another public company board.

The Company's "over-boarding" policy limits the number of outside boards on which our Directors can serve

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Board believes that Director orientation and continuing education is critical to the Board's ability to fulfill its responsibilities in a dynamic and constantly evolving business environment. New Directors participate in a robust onboarding process, which includes extensive training materials and personal briefings by senior management on the Company's strategic plans, financial statements, and key policies and practices. In addition, the Company encourages Directors to participate in external continuing Director education programs, and the Company provides reimbursement for related expenses. Continuing Director education is also provided during Board meetings and as stand-alone information sessions outside of meetings. In line with the Company's commitment to continuing Board education, the Board is a Full Board Member of the NACD, which gives Directors access to an extensive menu of Board education programs, along with research on governance trends and Board practices.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Approval of Related Party Transactions

The Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). The Board has adopted a written policy on transactions with related persons in conformity with NYSE listing standards.

Under this policy any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by any standing or ad hoc Committee of the Board composed solely of Independent Directors who are disinterested or by the disinterested members of the full Board.

In connection with the review and approval or ratification of a related person transaction, management must:

- disclose the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;
- advise as to whether the related person transaction complies with the terms of agreements governing the Company's material outstanding indebtedness that limit or restrict the Company's ability to enter into a related person transaction;
- advise as to whether the related person transaction will be required to be disclosed in the Company's filings under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act (the Exchange Act collectively with the Securities Act, the "Acts"), and related rules, and, to the extent such transaction is required to be disclosed, ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and
- advise as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that the Committee or disinterested Directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee Director or Director nominee, should consider whether such transaction would compromise the Director or Director nominee's status as an "independent," or "non-employee" Director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code of Business Conduct and Ethics.

Closing of the Internalization and Termination of the Management Agreement

The Internalization closed on June 30, 2020 and the Management Agreement was terminated at that time

On February 12, 2020, the Company entered into an internalization agreement (the "Internalization Agreement") with the Former Manager and certain affiliates of the Former Manager. Pursuant to the Internalization Agreement, the Company agreed to acquire all of the outstanding equity interests of the Former Manager and the Former Manager's direct and indirect parent companies. In connection with the closing of the Internalization, on June 30, 2020, the Company acquired all of the assets and liabilities of the Former Manager, and the Company transitioned from an externally-managed real estate investment trust ("REIT") to an internally-managed REIT. At the closing, all employees of the Former Manager became employees of the Company. The parties also terminated the Amended and Restated Management Agreement by and between the Company and the Former Manager (the "Management Agreement") and therefore the Company no longer pays a management fee to, or reimburses expenses of, the Former Manager.

Prior to the closing of the Internalization, the Former Manager, under the Management Agreement and subject to the supervision and direction of the Board, was responsible for (i) the selection, purchase and sale of assets for the Company's investment portfolio; (ii) recommending alternative forms of capital raising; (iii) supervising the Company's financing and hedging activities; and (iv) day to day management functions. The Former Manager also performed such other supervisory and management services and activities relating to the Company's assets and operations as appropriate. In exchange for the management services, the Company paid the Former Manager a monthly management fee, and the Former Manager was responsible for providing personnel to manage the Company. Prior to the closing of the Internalization, the Company had paid the Former Manager a monthly management fee for its management services in an amount equal to 1/12th of the sum of (i) 1.05% of Stockholders' Equity (as defined in the Management Agreement) up to $17.28 billion, and (ii) 0.75% of Stockholders' Equity (as defined in the Management Agreement) in excess of $17.28 billion. The Company did not pay the Former Manager any incentive fees. For the six months ended June 30, 2020 prior to the closing of the Internalization, the compensation and management fee computed in accordance with the Management Agreement was $77.9 million.

Prior to the closing of the Internalization, the Company reimbursed the Former Manager for certain services in connection with the management and operations of the Company and its subsidiaries as permitted under the terms of the Management Agreement. Such reimbursable expenses included the cost for certain legal, tax, accounting and other support and advisory services provided by employees of the Former Manager to the Company. Pursuant to the Management Agreement, until the closing of the Internalization, the Company reimbursed the Former Manager for the cost of such services, provided such costs were no greater than those that would be payable to comparable third party providers. Expense reimbursements and related waivers were routinely reviewed with the Audit Committee of the Board in conformance with established policies. For the six months ended June 30, 2020 prior to the closing of the Internalization, reimbursement payments to the Former Manager were $14.2 million. None of the reimbursement payments were attributable to compensation of the Company's executive officers.

The Former Manager

The Former Manager is a Delaware limited liability company and, until the closing of the Internalization, was indirectly owned by certain members of the Company's management. The Company acquired the Former Manager in connection with the Internalization, which closed on June 30, 2020.

COMPENSATION OF DIRECTORS

The Company compensates the Non-Employee Directors. Any Director who is also an executive officer or employee does not receive compensation for serving on the Board. The MDC Committee is responsible for reviewing, and recommending to the Board, the form and amount of compensation paid to the Non-Employee Directors.

The annual compensation elements paid to the Non-Employee Directors for service on the Board and its standing Committees for 2020 are set forth below:

Annual Compensation Element	Amount
Annual Cash Retainer	$100,000
Deferred Stock Unit ("DSU") Grant	$145,000 in DSUs
Independent Board Chair Retainer	$30,000
Vice Chair Retainer	$10,000
Committee Member Retainer	$10,000 – all Board Committees
Committee Chair Retainer[1]	$20,000 – Audit Committee
	$10,000 – all other Board Committees

1. Committee Chairs receive Committee Chair Retainers in addition to, and not in lieu of, Committee Member Retainers.

Each DSU is equivalent in value to one share of the Company's common stock. DSUs are granted on the date of the annual stockholder meeting and vest immediately. DSUs convert to shares of the Company's common stock one year after the date of grant unless the Director elects to defer the settlement of the DSUs to a later date. DSUs do not have voting rights. DSUs pay dividend equivalents in either cash or additional DSUs at the election of the Director. Directors are also eligible to receive other stock-based awards under the Company's 2020 Equity Incentive Plan, which includes certain limits on awards to Non-Employee Directors.

The Company reimburses the Directors for their reasonable out-of-pocket travel expenses incurred in connection with their attendance at full Board and Committee meetings.

Director Stock Ownership Guidelines

The stock ownership guidelines for Independent Directors provides that each Independent Director should strive to own an amount of the Company's common stock equal to five times the annual cash retainer. Shares counting toward the guideline include shares that are owned outright, DSUs and any other shares held in deferral accounts. To facilitate achievement of the guideline, the Board has adopted and implemented a "retention ratio" that requires Non-Employee Directors to retain and hold 50% of the net profit shares from DSUs until the specified ownership level is achieved. As of the date of this proxy statement, all of the Non-Employee Directors had met or were on their way to meeting their stock ownership guideline.

> **The stock ownership guideline for Independent Directors is 5x the annual cash retainer**

Role of the Independent Compensation Consultant

During 2020, the MDC Committee retained an independent compensation consultant, Frederic W. Cook & Co. ("F. W. Cook"), to assist the MDC Committee in its review of the compensation provided to the Non-Employee Directors. F.W. Cook provides market research and analyses on Director compensation programs and proposals, including reviews of competitive market trends and design practices and relevant peer and market benchmarking. The MDC Committee considered F. W. Cook's independence in light of SEC regulations and NYSE listing standards. The MDC Committee discussed all relevant factors and concluded that no conflict of interest exists that would prevent F. W. Cook from independently representing the MDC Committee.

Director Compensation

The table below summarizes the compensation paid by the Company to the Non-Employee Directors for the fiscal year ended December 31, 2020.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Total ($)
Francine J. Bovich	140,000	145,000	285,000
Wellington J. Denahan[3]	147,500	145,000	292,500
Katie Beirne Fallon	127,500	145,000	272,500
Jonathan D. Green[4]	75,000	—	75,000
Thomas Hamilton	127,500	145,000	272,500
Kathy Hopinkah Hannan[3], [5]	167,500	145,000	312,500
Michael Haylon[3]	170,000	145,000	315,000
John H. Schaefer[5]	155,000	145,000	300,000
Donnell A. Segalas[5]	150,000	145,000	295,000
Vicki Williams[5]	130,000	145,000	275,000

1. Compensation information for Mr. Votek, including fees earned for serving as a Non-Employee Director following his retirement as an executive of the Company on August 31, 2020, is set forth in the Summary Compensation Table below. Mr. Reeves was elected to the Board effective March 19, 2021 and did not receive any compensation for the fiscal year ended December 31, 2020.
2. The amounts in this column represent the aggregate grant date fair value of the DSU awards, computed in accordance with FASB ASC Topic 718 and based on the closing price of the Company's common stock on the date of grant. DSUs are vested at grant and accrue dividend equivalents as additional DSUs or cash at the election of the Director.
3. The amount in the "Fees Earned or Paid in Cash ($)" column includes fees earned for service on a special committee of the Board established to identify a permanent CEO (the "CEO Search Committee"). The fees include a retainer in the amount of $10,000 for each CEO Search Committee member and an additional retainer in the amount of $10,000 for the CEO Search Committee chair Mr. Haylon.
4. Mr. Green served on the Board through May 20, 2020, the date of the Company's 2020 Annual Meeting.
5. The amount in the "Fees Earned or Paid in Cash ($)" column includes fees earned for service on a special committee of the Board established to evaluate options related to the Internalization (the "Internalization Committee"). The fees include a retainer in the amount of $10,000 for each Internalization Committee member and an additional retainer in the amount of $10,000 for the Internalization Committee chair Mr. Schaefer.

Executive Officers

The following table sets forth certain information with respect to the Company's executive officers:

Name	Age	Title
David L. Finkelstein	48	Chief Executive Officer and Chief Investment Officer
Serena Wolfe	41	Chief Financial Officer
Steve F. Campbell	49	Chief Operating Officer
Timothy P. Coffey	47	Chief Credit Officer
Ilker Ertas	50	Head of Securitized Products
Anthony C. Green	46	Chief Corporate Officer, Chief Legal Officer and Secretary

Biographical information on Mr. Finkelstein is provided above under the heading "Election of Directors." Certain biographical information for Ms. Wolfe and Messrs. Campbell, Coffey, Ertas and Green is set forth below.

Serena Wolfe has served as Chief Financial Officer of the Company since December 2019. Prior to joining the Company in 2019, Ms. Wolfe served as a Partner at Ernst & Young LLP ("EY") since 2011 and as its Central Region Real Estate Hospitality & Construction ("RHC") leader from 2017 to November 2019, managing the go-to-market efforts and client relationships across the sector. Ms. Wolfe was previously also EY's Global RHC Assurance Leader. Ms. Wolfe practiced with EY for over 20 years, including six years with EY Australia and 16 years with the U.S. practice. Ms. Wolfe graduated from the University of Queensland with a Bachelor of Commerce in Accounting. She is a Certified Public Accountant in the states of New York, California, Illinois and Pennsylvania.

Steven F. Campbell has served as Chief Operating Officer of Annaly since June 2020. Prior to this position, Mr. Campbell served in a number of other senior roles at Annaly, including as Head of Business Operations from September 2019 to June 2020, Head of Credit Operations and Enterprise Risk from February 2018 to September 2019, Chief Operating Officer of Annaly Commercial Real Estate Group from December 2016 to February 2018 and Head of Credit Strategy from April 2015 to February 2018. Mr. Campbell has over 20 years of experience in financial services. Prior to joining Annaly in 2015, Mr. Campbell held various roles over six years at Fortress Investment Group LLC, including serving as a Managing Director in the Credit Funds business. Prior to that, Mr. Campbell held positions at General Electric Capital Corporation and D.B. Zwirn & Co, L.P. with a focus on credit and debt restructuring. Mr. Campbell received a B.B.A. from the University of Notre Dame and a M.B.A. from the University of Chicago, Booth School of Business.

Timothy P. Coffey has served as Chief Credit Officer of the Company since January 2016. Mr. Coffey served as the Company's Head of Middle Market Lending from 2010 until January 2016. Mr. Coffey has over 20 years of experience in leveraged finance and has held a variety of origination, execution, structuring and distribution positions. Prior to joining the Company in 2010, Mr. Coffey served as Managing Director and Head of Debt Capital Markets in the Leverage Finance Group at Bank of Ireland. Previously, Mr. Coffey held positions at Scotia Capital, the holding company of Saul Steinberg's Reliance Group Holdings and SC Johnson International. Mr. Coffey received his B.A. in Finance from Marquette University

Ilker Ertas has served as Head of Securitized Products at Annaly since February 2019. Prior to this position, Mr. Ertas served in a number of other senior roles at Annaly, including as Head of RMBS Portfolios from February 2018 to February 2019, Head of Trading from February 2017 to February 2018, Head of Asset Trading from October 2016 to February 2017 and Managing Director, Agency & Residential Credit from June 2015 to October 2016. Mr. Ertas has 20 years of experience in U.S. fixed income markets. Prior to joining Annaly in 2015, Mr. Ertas was at Citigroup Inc., where he was most recently a Managing Director and Head of Mortgage Derivatives Trading. Mr. Ertas has also held mortgage trading positions at Barclays PLC and Lehman Brothers Holdings Inc. Mr. Ertas received a B.S. in Industrial Engineering from Bogazici University in Istanbul, Turkey and a M.B.A. from the Yale School of Management.

Anthony C. Green has served as Chief Corporate Officer of the Company since January 2019 and as Chief Legal Officer and Secretary of the Company since March 2017. Mr. Green previously served as the Company's Deputy General Counsel from 2009 until February 2017. Prior to joining the Company, Mr. Green was a partner in the Corporate, Securities, Mergers & Acquisitions Group at the law firm K&L Gates LLP. Mr. Green has over 20 years of experience in corporate and securities law. Mr. Green holds a B.A. in Economics and Political Science from the University of Pennsylvania and a J.D. and LL.M. in International and Comparative Law from Cornell Law School.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the key features of the Company's executive compensation program and the Management Development and Compensation Committee's approach in deciding compensation for the Company's named executive officers ("NEOs") for performance in 2020:

NEO Name	Title
David L. Finkelstein	Chief Executive Officer (effective March 2020) and Chief Investment Officer
Serena Wolfe	Chief Financial Officer
Timothy P. Coffey	Chief Credit Officer
Ilker Ertas	Head of Securitized Products
Anthony C. Green	Chief Corporate Officer, Chief Legal Officer and Secretary
Glenn A. Votek	Former Senior Advisor (March 2020 – August 2020) Former Interim CEO and President (November 2019 – March 2020)

This discussion is divided into four topics: (1) Executive Summary, (2) How Executive Compensation Decisions are Made, (3) Executive Compensation Design and Award Decisions for 2020, and (4) Executive Compensation Policies.

EXECUTIVE SUMMARY

Introduction

2020 was a transformational year for the Company on a number of fronts. Prior to last year, the Company had been externally-managed by Annaly Management Company LLC (the "Former Manager") since July 2013. As an externally-managed REIT, the Company had paid the Former Manager a monthly cash management fee and the Former Manager (rather than the Company) had employed and compensated the Company's management team (including the NEOs). During this time, the Compensation Committee of the Board had oversight of the management fees paid by the Company to the Former Manager, but the Compensation Committee did not have oversight, direction or guidance in respect of the compensation paid by the Former Manager to the NEOs.

In February 2020, the Company entered into an agreement (the "Internalization Agreement") to acquire its Former Manager and transition from an externally-managed REIT to an internally-managed REIT (the "Internalization"). At the same time, the Company entered into employment agreements and/or severance rights agreements with certain of its NEOs that would become effective upon the closing of the Internalization when the NEOs would become employees of the Company. The executive employment agreements, severance rights agreements and the Internalization Agreement were negotiated by a special Board committee comprised exclusively of Independent Directors that had been formed to consider such transactions. The employment agreements, which initially included minimum guaranteed bonus amounts for 2020, reflected the importance to the Board of retaining the Company's senior management team through and beyond the Internalization during a time when the Company was also conducting a search process to identify a permanent CEO.

The Company appointed Mr. Finkelstein as the Company's permanent Chief Executive Officer ("CEO") in March 2020 and the Company's Interim CEO and President Mr. Votek transitioned to the role of Senior Advisor to the Company. Mr. Votek retired as Senior Advisor in August 2020 and currently serves as a Non-Employee Director. Given the temporary nature of Mr. Votek's executive roles in 2020, this Compensation Discussion & Analysis primarily focuses on compensation decisions in respect of the Company's current active NEOs. (For a discussion of the compensation paid to Mr. Votek in 2020, please refer to the section titled "Compensation Paid to the Former Interim CEO and President" below.)

The Compensation Committee of the Board assumed responsibility of the Company's executive compensation program and broad oversight of its human capital management upon the closing of the Internalization on June 30, 2020. To reflect its new and expanded mandate, the Compensation Committee's name was changed to the Management Development and Compensation Committee (the "MDC Committee"). As described below, the MDC Committee is committed to institutionalizing a market competitive executive compensation program that incentivizes strong performance, drives alignment with stockholders and reflects best practices, market insights and robust governance. This commitment is reflected by the significant changes to the executive compensation program in 2020, as well as the additional compensation enhancements adopted by the MDC Committee for 2021.

Executive Compensation Prior to the Internalization

Prior to July 1, 2020, the Company was externally-managed by the Former Manager. Until such time, the Former Manager paid all compensation, including benefits, to its employees (including the NEOs). The Former Manager also made all compensation determinations for its employees (including the NEOs) without any direction by the MDC Committee or the Board and without reference to any specific policies or programs under their oversight. Thus, the compensation paid by the Former Manager to its employees who served as the Company's NEOs from January 1, 2020 through June 30, 2020 (other than a one-time equity award made by the Board to the former Interim CEO and President, which vested on the appointment of a permanent CEO in March 2020) was not part of the Company's executive compensation program and was not paid or awarded by the Company. However, in order to enable the Company's stockholders to make an informed Say-on-Pay vote and to provide a complete picture of all compensation paid or awarded to the NEOs for 2020, the Company is disclosing executive compensation for 2020 paid or awarded by both the Former Manager and the Company in this proxy statement. See "2020 Total Direct Compensation Table" later in this discussion.

Executive Compensation Following the Internalization

In connection with the signing of the Internalization Agreement in February 2020, the Company entered into new employment agreements with Ms. Wolfe and Messrs. Finkelstein, Coffey and Green. In March 2020, Mr. Finkelstein's agreement was superseded by a new employment agreement that reflected his promotion to the role of the CEO. These employment agreements, which became effective upon the closing of the Internalization, had been designed to retain the Company's leadership team during a uniquely transformative period and originally included minimum guaranteed bonus amounts for 2020 (and for 2021 in the case of Ms. Wolfe, who first joined the Former Manager in December 2019), along with one-time equity awards for each of Messrs. Finkelstein, Coffey and Green that were granted upon the closing of the Internalization. The MDC Committee considered the form and amount of these Internalization awards, which were granted to provide immediate alignment of the interests of the Company's long-term NEOs with the interests of the Company's stockholders, when determining Messrs. Finkelstein's, Coffey's and Green's total annual incentive compensation for 2020. In November 2020, the Company and each of Ms. Wolfe and Messrs. Finkelstein, Coffey and Green entered into an amended and restated employment agreement to remove their respective minimum guaranteed bonuses, which the MDC Committee believes better aligns the Company's executive compensation program with stockholder interests and governance best practices for an internally-managed REIT.

Messrs. Finkelstein's, Coffey's and Green's employment agreements expired following payment of their 2020 incentive awards in early 2021. As of the date of this proxy statement, only Ms. Wolfe is party to an employment agreement with the Company. Ms. Wolfe's employment agreement will expire following payment of her 2021 incentive award in early 2022. The extended term of Ms. Wolfe's employment agreement was necessary to recruit her to the Company and is consistent with the term of the employment agreement Ms. Wolfe had entered into with the Former Manager prior to joining the Company in December 2019. Going forward, the Company does not intend for NEOs to be covered by employment agreements except when needed for recruitment or retention purposes.

Further Executive Compensation Enhancements for 2021

To further the alignment of our executive compensation program with the interests of our stockholders and support the firm's ownership culture, the MDC Committee is making additional enhancements for 2021, including:

- For the CEO, increasing the relative weighting of equity as a percentage of total target compensation opportunity to approximately 50%
- For all NEOs, increasing the proportion of PSUs as a percentage of total equity compensation (with a majority of the NEOs, including the CEO, at approximately 50% for 2021 and all NEOs at approximately 50% for 2022)
- Reducing discretion and providing for a more formulaic approach to determining NEO annual incentive opportunities with 75% based on corporate/organizational metrics and 25% based on individual metrics
  - Increasing the proportion of objective financial metrics as a percentage of corporate/organizational metrics from 50% to 60%

Philosophy and Program Objectives

The MDC Committee's compensation philosophy seeks to institutionalize the Internalization's objective to align the interests of the Company's employees with those of its stockholders and is driven by the following principles:

- *Pay for Performance*: A significant portion of executive officer compensation should vary with business performance;
- *Create Long-Term Stockholder Value*: Equity incentive awards should have multi-year vesting and performance periods;
- *Support Risk Management*: Compensation policies and practices should reflect the Company's risk management culture;
- *Attract, Retain and Incentivize Top Talent*: Compensation packages should be market-competitive to facilitate hiring, retaining and motivating high-performing executives; and
- *Reinforce our Culture and ESG Priorities:* Compensation programs should incorporate our ESG goals and align leadership with our firm culture and values.

2020 Business Performance Highlights[1]

Investment Strategy & Performance

Annaly delivered strong results due to its well-positioned investment portfolio amidst pandemic-related economic uncertainty

Total Assets[2]	Capital Allocation		Economic Return Q4'20 / FY 2020	Total Shareholder Return Since Annaly's IPO[3]
$101.6bn	78% Agency	22% Credit	5.1% / 1.8%	

- Annaly generated **core earnings[4] of $1.10** per average share of common stock for the year, which is $0.19 in excess of the dividend
- Portfolio continues to be well-positioned to generate attractive returns with strong focus on Agency MBS
  - **$95 billion** in highly liquid Agency portfolio, representing **93%** of total assets[2]
- Credit businesses conservatively positioned with **low leverage** and limited exposure to industries most affected by COVID-19
  - Full-year credit originations of **$2.4 billion** were **down nearly 50%** year-over-year given cautious approach to underwriting



861%
491%
167%
Annaly
BBREMTG
S&P 500

Note: For footnoted information, please refer to "2020 Business Performance Highlights" in Endnotes section.

Financing, Capital and Liquidity

Fortified our balance sheet by reducing leverage, increasing liquidity, lowering our cost of capital and diversifying financing

- Economic leverage **reduced to 6.2x** from 7.2x in the prior year
- **$8.7 billion** of unencumbered assets, including cash and unencumbered Agency MBS of **$6.3 billion**
- Achieved lowest cost of financing in a decade, with average economic cost of interest bearing liabilities[1] **declining 114bps to 0.87%** for Q4 2020 compared to Q4 2019
- **Repurchased $209 million in shares** of common stock during the year[2]
- **Redeemed** all outstanding shares of the **$460 million, 7.50% Series D Cumulative Redeemable Preferred Stock**, reducing preferred equity as a percentage of our capital structure to **11%**, which is line with our historical average over the last ten years
- Added **$1.125 billion** of capacity across two new credit facilities for Annaly Residential Credit Group
- Completed **five residential whole loan securitizations** totaling **$2.1 billion** since the beginning of 2020, bringing aggregate issuance to more than **$5.3 billion** since the beginning of 2018[3]

OBX 2020-INVI	OBX 2020-EXP1	OBX 2020-EXP2	OBX 2020-EXP3	OBX 2021-NQM1
ONSLOW BAY FINANCIAL LLC An Annaly Company	**ONSLOW BAY FINANCIAL LLC** An Annaly Company	**ONSLOW BAY FINANCIAL LLC** An Annaly Company	**ONSLOW BAY FINANCIAL LLC** An Annaly Company	**ONSLOW BAY FINANCIAL LLC** An Annaly Company
$375 Million	**$468 Million**	**$489 Million**	**$515 Million**	**$257 Million**
Agency Investor	*Expanded Prime*	*Expanded Prime*	*Expanded Prime*	*Non-QM*
January 2020	*February 2020*	*July 2020*	*September 2020*	*March 2021*

Operational Efficiency

Annaly's Internalization provides an opportunity for incremental cost control and operating flexibility

- Demonstrated **improved cost efficiency metrics** in the second half of the year following the completion of the Internalization
- Annaly's operating expense was **1.62%** for the year, **4.2x and 2.1x more efficient** than externally-managed peers and internally-managed peers, respectively[4]



Operating Expense ("OpEx") as % of Equity

External mREIT Avg. (YE 2020)	6.81%
Internal mREIT Avg. (YE 2020)	3.34%
ANNALY (2019 Actual)	1.84%
ANNALY (2020 Actual)	1.62%

Note: For footnoted information, please refer to "Financing, Capital and Liquidity & Operational Efficiency " in Endnotes section.

Evolution of Compensation Framework

While 2020 represents a transitional year for the Company's executive compensation program, the MDC Committee is proud of the significant steps taken to re-design this program for 2020 and is focused on continually enhancing the Company's compensation framework to reflect strong compensation governance and reward sustained value creation, as reflected by the additional compensation enhancements adopted by the MDC Committee for 2021.

EVOLUTION OF EXECUTIVE COMPENSATION IN 2020

- Introduced equity incentives for executives, which represents a significant transition from the Former Manager's all-cash compensation structure
- Amended and restated executive employment agreements to remove minimum guaranteed bonus amounts
- Introduced a balanced corporate performance scorecard into the MDC Committee's framework for determining annual incentive opportunities, consisting of:
  - Objective financial performance goals (Relative Economic Return, Absolute Core Return on Equity and Operating Efficiency) weighted at 50%
  - Performance on key risk indicators weighted at 20%
  - Other performance measures (mix of Stakeholder (including total shareholder return metrics), People and Innovation goals) weighted at 30%
- Adopted robust NEO stock ownership requirements and holding restrictions
- Adopted enhanced clawback policy for NEOs' incentive compensation, which includes triggers for accounting restatement and misconduct

FURTHER EXECUTIVE COMPENSATION ENHANCEMENTS FOR 2021

- For the CEO, increased the relative weighting of equity as a percentage of total target compensation opportunity to approximately 50%
- For all NEOs, increasing the proportion of PSUs as a percentage of total equity compensation (with a majority of the NEOs, including the CEO, at approximately 50% for 2021 and all NEOs at approximately 50% for 2022)
- For PSUs granted in January 2021 for performance in 2020, added a Total Stockholder Return governor to the portion of the awards tied to Relative Economic Return, which provides that the percentage of applicable target PSUs earned will be capped at 100% if Total Stockholder Return for the three-year performance period is negative
- Reduced discretion and provided for a more formulaic approach to determining NEO annual incentive opportunities for performance in 2021 with 75% based on corporate/organizational metrics and 25% based on individual metrics
  - Objective financial performance goals (Relative Economic Return, Absolute Core Return on Equity and Operating Efficiency) weighted at 60% (up from 50% in 2020)

Components of Executive Compensation

The primary components of the Former Manager's cash-only executive compensation framework included a base salary and a performance-based cash bonus. In connection with the Internalization, the Company introduced equity incentive awards to this framework to better align executive and stockholder interests, link executive compensation to Company performance and support the Company's ownership culture. The table below describes the objectives supported by the Company's primary compensation elements for 2020 – commonly referred to as "total direct compensation," along with an overview of the key measures and governance principles for each element.

2020 Compensation Element	Objectives	Key Measures	Governance Principles
Base salary	■ Provide a level of fixed pay appropriate to an NEO's roles and responsibilities	■ Experience, duties and scope of responsibility ■ Internal and external market factors	■ Comprises minority of overall compensation opportunity compared to "at risk" pay
Annual Cash Incentives	■ Provide a market competitive annual cash incentive opportunity ■ Incentivize and reward superior Company and individual performance	■ Considers achievement of financial, risk and other operational performance measures	■ No guaranteed minimum award amounts
Long-Term Equity Incentives	■ Align NEO's interests with long-term stockholder interests ■ Encourage long-term, sustainable performance results ■ Support retention of key talent	■ Award amounts included as part of annual incentive consider achievement of financial, risk and other operational performance measures for the performance year ■ PSUs vest based on achievement of multiple rigorous Company performance metrics over a three-year performance period ■ Restricted stock units ("RSUs") vest based on continued service and provide both retention and stock value accumulation incentives	■ No guaranteed minimum award amounts ■ Provide tailored mix of PSUs and RSUs ■ Restrict use of one-time equity awards for extraordinary circumstances such as the recent Internalization, and where such awards are made, consider the form and amount when determining an NEO's total annual incentive compensation

2020 Total Direct Compensation Table

The following table which supplements the Summary Compensation Table on page 53, shows the total direct compensation paid or awarded to each NEO for 2020, including compensation paid by the Former Manager and compensation for 2020 performance that was paid or awarded by the Company in early 2021. The table below is not a substitute for the required information included in the Summary Compensation Table. As discussed above, the Company began compensating the NEOs following the closing of the Internalization on June 30, 2020. Until such time, the Former Manager paid all compensation, including benefits, to the NEOs (other than a one-time equity award made to the former Interim CEO and President, which vested on the appointment of Mr. Finkelstein as our permanent CEO in March 2020). Accordingly, while the Summary Compensation Table only reflects compensation paid or awarded by the Company for 2020, the total direct compensation table below reflects the total direct compensation paid or awarded to the NEOs for 2020 regardless of whether it was paid by us or the Former Manager. Also, in accordance with SEC rules, the Summary Compensation Table includes the grant date fair value of stock awards in the year granted, even if the grant is based on a review of prior year performance. As discussed in more detail below, certain of the RSU and PSU awards granted to the NEOs as part of their annual incentive award for 2020 performance were granted in 2021 after the MDC Committee's review of 2020 Company and individual performance. Those amounts are shown in the table below because the MDC Committee considered those awards to be part of the NEOs' overall compensation for performance in 2020, but those amounts are not included in the Summary Compensation Table as 2020 compensation in accordance with SEC rules.

| | | Awards for 2020 performance | | | |
NEO	Salary ($) [1]	Variable cash awards ($) [2]	Equity awards (granted in 2021) ($) [3]	Special one-time equity awards ($) [4]	Total [5]
David L. Finkelstein	$950,000	$7,200,000	$1,800,000	$5,000,000	$14,950,000
Serena Wolfe	$750,000	$2,600,000	$400,000	—	$3,750,000
Timothy P. Coffey	$750,000	$3,200,000	$600,000	$1,250,000	$5,800,000
Anthony C. Green	$750,000	$2,800,000	$1,100,000	$500,000	$5,150,000
Ilker Ertas [6]	$750,000	$3,350,000	$1,000,000	—	$5,100,000
Glenn A. Votek	$500,000	$3,500,000	—	$1,000,000	$5,000,000

(1) For each NEO other than Messrs. Finkelstein and Votek, 50% of an executive's 2020 salary covering the period from January 1, 2020 through June 30, 2020 was paid by the Former Manager with the remaining 50% paid by the Company. Mr. Finkelstein received a salary increase from $750,000 to $1,000,000 in connection with his appointment as CEO effective March 13, 2020. Of Mr. Finkelstein's total base salary for 2020, the Former Manager paid $450,000 and the Company paid $500,000. Of Mr. Votek's total base salary, the Former Manager paid $375,000 and the Company paid $125,000.

(2) For Messrs. Finkelstein, Coffey, Green and Ertas and Ms. Wolfe, these amounts represent the annual cash incentives paid by the Company to the relevant executive for his or her service in 2020 and equal the amounts reported as 2020 compensation in the "Bonus" column of the Summary Compensation Table. Mr. Votek's partial year cash bonus was paid in two pro-rated installments. The first installment ($2,625,000) covered the period from January 1, 2020 through June 30, 2020 and was paid by the Former Manager in connection with the closing of the Internalization. The second installment ($875,000) covered the period from July 1, 2020 through August 31, 2020 and was paid by the Company at the time of Mr. Votek's retirement.

(3) These amounts approximate the dollar value of the RSUs and target PSUs that were granted to the NEOs in early 2021 as part of their annual incentive awards for performance in 2020 (ignoring round to whole units) and are based on the closing price of the Company's common stock on the date of grant (January 29, 2021). In accordance with SEC rules, these amounts do not appear as 2020 compensation in the Summary Compensation Table. Rather, the grant date fair value for these awards will appear as 2021 compensation in the "Stock Awards" column in next year's Summary Compensation Table. The breakdown between RSUs and PSUs of equity awards for 2020 performance (granted in 2021) to each executive is set forth in the table below:

NEO	RSUs	PSUs
David L. Finkelstein	$1,800,000	—
Serena Wolfe	$ 300,000	$100,000
Timothy P. Coffey	$ 100,000	$500,000
Anthony C. Green	$ 650,000	$450,000
Ilker Ertas	$ 750,000	$250,000

(4) For Messrs. Finkelstein, Coffey and Green, these amounts approximate the grant date fair value for the one-time equity awards granted to each NEO upon the closing of the Internalization (ignoring rounding to whole units), which were considered by the MDC Committee as part of such NEOs' total annual incentive compensation for 2020. Mr. Finkelstein's award consisted of an equal mix of RSUs and PSUs. Messrs. Coffey and Green's awards consisted exclusively of RSUs. The amount for Mr. Votek represents a one-time award of RSUs granted

to Mr. Votek for his service as Interim CEO and President, which vested on the appointment of Mr. Finkelstein as the Company's permanent CEO in light of Mr. Votek's transition upon such appointment to a temporary Senior Advisor role. These amounts are included as 2020 compensation in the "Stock Awards" column of the Summary Compensation, which includes information about how the grant date fair value of the awards was determined.

(5) The breakdown of total direct compensation paid or awarded to each executive by the Company versus the Former Manager is set forth in the table below:

NEO	Total Direct Compensation Paid or Awarded by:	
	Former Manager	Company
David L. Finkelstein	$450,000	$14,500,000
Serena Wolfe	$375,000	$3,375,000
Timothy P. Coffey	$375,000	$5,425,000
Anthony C. Green	$375,000	$4,775,000
Ilker Ertas	$375,000	$4,725,000
Glenn A. Votek	$3,000,000	$2,000,000

(6) Total direct compensation amounts for 2020 for Mr. Ertas do not reflect the grant date fair value (approximately $100,000) of an award of RSUs granted in January 2020 to Mr. Ertas for his performance in 2019 prior to his appointment as an executive officer of the Company. This award is reflected in the "Stock Awards" column of the Summary Compensation Table.

Stockholder Outreach and Results of 2020 Say-on-Pay Vote

At the Company's 2020 Annual Meeting, approximately 96% of the votes cast voted in favor of the advisory resolution on executive compensation (commonly known as a "Say-on-Pay" vote). The MDC Committee carefully reviewed these voting results, along with additional feedback from the Company's stockholder engagement efforts, when making executive compensation decisions. Since the announcement of the Company's decision to internalize its management structure in February 2020, the Company initiated outreach to stockholders representing approximately 90% of outstanding shares. During these meetings, the Company solicited feedback on a number of corporate governance and corporate responsibility topics and requested feedback on stockholders' preferred practices for executive compensation design and disclosure. As further described under "2020 – 2021 Stockholder Engagement Efforts" above, the feedback generated through this engagement meaningfully informed the MDC Committee's executive compensation decisions in 2020 and, as highlighted below, directly contributed to the MDC Committee's holistic approach to establishing a compensation program that drives performance, supports the Company's culture and reflects the insights and priorities of the Company's long-term investors.

WHAT THE COMPANY DOES

- Majority of compensation is "at risk" – for 2020, variable performance-based compensation comprised 94% of the CEO's total compensation and 86% of the other NEOs' total compensation[1]
- MDC Committee considered a balanced scorecard reflecting both objective financial and non-financial (including human capital management) goals in determining total incentive awards for 2020
- Multiple performance metrics – diversified mix of rigorous Company performance metrics, including economic return and core return on equity
- Enhanced clawback policy covers all NEO incentive-based awards for financial restatements and misconduct
- All NEOs are subject to robust stock ownership requirements and holding restrictions
- Annual assessment of NEO compensation practices against peer companies and best practices
- Annual compensation risk assessment to ensure compensation program does not encourage excessive risk-taking
- Regular stockholder feedback through robust outreach program

Note: For footnoted information, please refer to "Stockholder Outreach and Results of 2020 Say-on-Pay Vote" in Endnotes section.

WHAT THE COMPANY DOES NOT DO

- No minimum guaranteed bonus amounts
- No guaranteed salary increases
- No enhanced severance for terminations in connection with a change in control
- No NEO severance payments and benefits exceeding 2.99 times salary and bonus
- No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company
- No excessive perquisites
- No tax gross-ups for change in control excise taxes or on any executive perquisites, other than non-cash relocation benefits
- No hedging or pledging of Company stock
- No dividends or dividend equivalents on unvested awards paid unless and until the underlying awards are earned and vested
- No repricing of options or stock appreciation rights ("SARs") or the exchange of underwater options or SARs for cash or other awards without stockholder approval
- No supplemental executive retirement plans

The MDC Committee will continue to consider the outcome of future Say-on-Pay votes, as well as stockholder feedback received throughout the year, and invites stockholders to express their views to the MDC Committee as described under "Communications with the Board."

How Executive Compensation Decisions are Made

Overview

The MDC Committee reviews and discusses the performance of the CEO and make recommendations regarding his compensation for review and approval by the Independent Directors. For the other NEOs, the CEO makes individual compensation recommendations for review and approval by the MDC Committee. In making compensation recommendations and determinations, the MDC Committee utilizes the advice of its independent compensation consultant, reviews compensation-related policies and feedback of long-term investors, considers the terms of applicable employment agreements, analyzes competitive market information and peer group data, and assesses Company and individual performance.

The Company's Human Capital Management team supports the MDC Committee in the execution of its responsibilities with assistance from the Company's Finance and Legal teams. The Company's Chief Administrative Officer and Chief Legal Officer and Chief Corporate Officer oversee the development of materials for each MDC Committee meeting, including market data, historical compensation, and individual and Company performance metrics. No NEO, including the CEO, has a role in determining his or her own compensation.

Role of the MDC Committee's Independent Compensation Consultant

During 2020, the MDC Committee retained an independent compensation consultant, Frederic W. Cook & Co. ("F. W. Cook"), to advise the MDC Committee on the Company's executive compensation program design and structure. In this capacity, F.W. Cook regularly attends meetings and executive sessions of the MDC Committee. As described above, F.W. Cook also assists the MDC Committee in its review of the Company's compensation program for Non-Employee Directors. During 2020, F.W. Cook served solely as a consultant to the MDC Committee and did not provide any other services to the Company. The MDC Committee considered F. W. Cook's independence in light of SEC regulations and NYSE listing standards and concluded that no conflict of interest exists that would prevent F. W. Cook from serving as an independent consultant to the MDC Committee.

Company Market Data

The MDC Committee considered compensation data and practices of a group of peer companies recommended by F.W. Cook (the "Compensation Peer Group"), as well as current market trends and practices generally, in developing appropriate compensation packages for the NEOs in 2020, but without any formulaic benchmarking.

Process for Determining Compensation Peer Group



Sector: mREITs, assets managers that manage mREITs, and other asset managers/financial companies

Revenue and/or market cap: generally within 50% - 200% of the Company

Fit: similar assets, stockholders and talent

Compensation Peer Group		
Affiliated Managers Group, Inc.	E*TRADE Financial Corp.	MFA Financial, Inc.
AGNC Investment Corp.	Eaton Vance Corp.	New York Mortgage Trust
Ameriprise Financial, Inc.	Franklin Resources, Inc.	Redwood Trust, Inc.
Arbor Realty Trust	Ladder Capital Corp.	Raymond James Financial, Inc.
Chimera Investment Corp.	Lazard Ltd.	The Carlyle Group L.P.

The MDC Committee uses a separate group of mortgage REIT peers (the "Performance Peer Group") to evaluate Company performance under the balanced scorecard described above and determine PSU award payouts as described further below. The Performance Peer Group companies have portfolios and investment strategies that most closely resemble the Company's focus on Agency MBS.

Performance Peer Group		
AGNC Investment Corp.	Chimera Investment Corp.	MFA Financial, Inc.
ARMOUR Residential REIT, Inc.	Dynex Capital, Inc.	New York Mortgage Trust
Capstead Mortgage Corp.	Invesco Mortgage Capital, Inc.	Two Harbors Investment Corp.

The MDC Committee reviews the compensation of executives in the Compensation Peer Group at least once per year. A broad range of data is considered by the MDC Committee to ascertain whether the CEO and other NEOs are appropriately positioned above, at or below the median to properly reflect various factors, such as the Company's performance within the Performance Peer Group, the unique characteristics of the individual's position, and applicable succession and retention considerations.

EXECUTIVE COMPENSATION DESIGN AND AWARD DECISIONS FOR 2020

Overview

The MDC Committee is committed to establishing an executive compensation program that attracts, retains and incentivizes top executive talent and generates long-term value for stockholders by directly linking compensation payout to Company performance without encouraging unnecessary risk taking. The Company's executive compensation program primarily consists of base salaries and annual incentive awards delivered part in cash and part in equity awards, which include both RSUs and PSUs. The RSUs and PSUs include time-based and performance-based vesting requirements over multiple years following grant to further encourage sustainable Company performance aligned to long-term stockholder interests. As described further below, in 2020, Messrs. Finkelstein, Coffey and Green also received special one-time equity grants to support continuity during the Company's transition to an internally-managed REIT amidst a number of senior leadership changes and to provide for immediate alignment of these NEOs' interests with the interests of the Company's stockholders. The MDC Committee considered these Internalization awards, both in terms of form and amount, when determining Messrs. Finkelstein's, Coffey's and Green's total annual incentive compensation for 2020. The introduction of equity incentive awards to the Company's executive compensation program represents a significant shift from the Former Manager's all-cash compensation structure.



While the MDC Committee views 2020 as a transitional year in terms of the evolution of the Company's executive compensation framework, the MDC Committee is committed to increasing the relative weighting of long-term equity incentives, including PSUs, as a percentage of total executive compensation opportunity going forward as reflected by the target CEO pay mix for 2021.



Gray shading indicates at-risk performance-based compensation. Percentages may not sum to 100% due to rounding.

Note: For footnoted information, please refer to "Executive Compensation Design and Award Decisions for 2020" in Endnotes section.

Base Salary

Until the closing of the Internalization on June 30, 2020, the Former Manager paid the base salaries of the NEOs consistent with individual compensation arrangements or agreements between the Former Manager and such executives. Upon the closing of the Internalization, the Company commenced paying the base salaries of the NEOs through the remainder of the year. Base salaries for NEOs are established after considering a variety of factors, including market data, historic pay, internal pay equity, the scope of each NEO's responsibilities and individual and Company performance. Base salaries for 2020 for Ms. Wolfe and Messrs. Finkelstein, Coffey and Green were paid in accordance with their respective employment agreements. No NEO is entitled (under an employment agreement or otherwise) to any guaranteed salary increase.

NEOs	Salary ($) [1]
David L. Finkelstein[2]	$950,000
Serena Wolfe	$750,000
Timothy P. Coffey	$750,000
Anthony C. Green	$750,000
Ilker Ertas	$750,000

(1) Unless otherwise specified, 50% of an executive's 2020 salary covering the period from January 1, 2020 through June 30, 2020 was paid by the Former Manager with the remaining 50% paid by the Company. The amounts shown as "Salary" in the Summary Compensation Table for 2020 include only those amounts paid by the Company after the Internalization.

(2) Mr. Finkelstein received a salary increase from $750,000 to $1,000,000 in connection with his appointment as CEO effective March 13, 2020. Of Mr. Finkelstein's total base salary for 2020, the Former Manager paid $450,000 and the Company paid $500,000.

2020 Annual Incentives – Cash and Equity Awards

In November 2020, the Company entered into an amended and restated employment agreement with each of Messrs. Finkelstein, Coffey and Green and Ms. Wolfe that provide that such executive is eligible to receive annual incentive awards for 2020 in such amounts as determined by the MDC Committee based upon performance and other factors in accordance with the Company's compensation policies and procedures. Messrs. Finkelstein's and Green's employment agreements do not specify a target amount or a pre-set split between cash, RSUs and/or PSUs for their 2020 incentive awards. Mr. Coffey's employment agreement specifies a target amount of $3,800,000 with no pre-set split between cash, RSUs and/or PSUs for his 2020 incentive award. Ms. Wolfe's employment agreement specifies a target amount of $3,000,000, with $2,600,000 targeted as a cash bonus and $400,000 targeted as an award of RSUs and/or PSUs, for her 2020 incentive award. The target amounts for Ms. Wolfe and Mr. Coffey were based on advice from the MDC Committee's independent compensation consultant following review of relevant Compensation Peer Group compensation data, an assessment of Company and individual performance through the first three quarters of 2020 and other individual factors such as role, responsibility, tenure and retention needs. In addition, the MDC Committee considered the one-time Internalization equity award granted to Mr. Coffey in determining his target incentive amount for 2020. The target amounts for Ms. Wolfe and Mr. Coffey did not represent guarantees and were subject to performance reviews and final determinations by the MDC Committee, as with Messrs. Finkelstein, Green and Ertas (who did not have an employment agreement with the Company).

In January 2021, the MDC Committee determined 2020 incentive award amounts and cash and equity compensation mixes based on advice from its independent compensation consultant after analyzing relevant Compensation Peer Group compensation data, assessing Company performance for 2020 against a balanced scorecard that includes both financial and non-financial goals, reviewing the NEOs' individual contributions and achievements, and considering other individual factors such as role, responsibility, tenure and retention needs. In addition, for Messrs. Finkelstein, Coffey and Green, the MDC Committee considered the form and amount of the one-time Internalization equity awards granted to such executives. The MDC Committee believes that determining the total incentive award based on a combined review of financial and non-financial Company goals, together with an assessment of individual performance, ensures that compensation outcomes are aligned to sustainable performance results consistent with the Company's risk management policies. The MDC Committee also believes that delivering part of the annual incentive through equity awards that vest over time based on continued employment and (for PSUs) continued Company performance encourage a longer-term focus by the NEOs on the Company's sustainable performance aligned to stockholder interests, and encourage the retention of the NEOs.

For 2020, the MDC Committee assessed corporate achievement against a balanced scorecard of financial and non-financial goals. Objective financial metrics comprised 50% of the total scorecard for 2020 (which is increasing to 60% for 2021). Objective financial metrics for 2020 consisted of Relative Economic Return, Absolute Core Return on Equity and Operating Efficiency. The MDC Committee believes that Relative Economic Return and Absolute Core Return on Equity are key measures of the Company's financial performance and support sustained value creation for stockholders. Our Operating Efficiency goal of 1.6 – 1.75% operating expense as a percentage of equity reflects the Company's stated long-term target operating expense ratio that was set in connection with the announcement of the Internalization in February 2020. Risk metrics for 2020 consisted of the Company's average daily liquid box and its crisis management response, each of which support the Company's ability to successfully operate in a stressed environment such as the one we experienced in 2020. In addition to objective financial and risk metrics, the remaining 30% of the scorecard for 2020 was comprised of a mix of stakeholder, people and innovation-focused metrics that the MDC Committee believes reflect its commitment to considering progress relating to ESG, human capital management, including diversity and inclusion, and organizational resilience into year-end compensation decisions.

Category	Weighting	Measure	Criteria	Illustrative 2020 Performance Highlights
Financial Performance	50%	Economic Return (Relative)	Exceeds > 75% Meets 50 – 75% Below < 50%	▪ Economic Return: 1.76% (exceeds 75%)
		Core Return on Equity (Absolute)	Exceeds > 10.65% Meets 9.5-10.65% Below < 9.50%	▪ Absolute Core Return on Equity: 12.03%
		Operating Efficiency (Absolute)	Exceeds < 1.6% Meets 1.6-1.75% Below > 1.75%	▪ Absolute OpEx to Equity: 1.62%
Risk	20%	Liquid Box (Absolute)	Exceeds > threshold Meets = threshold Below < threshold	▪ Daily liquidity consistently exceeded threshold, including during pandemic-related volatility ▪ Strengthened liquidity position to mitigate risk across the portfolio
		Operational Risk	Crisis management	▪ Remote work arrangement did not impair control environment ▪ Effective crisis management during the pandemic
Stakeholder	10%	TSR (Relative)	Exceeds > 75% Meets 50 – 75% Below < 50%	▪ TSR: 2.43% (exceeds 75%)
		Dividend Stability (Absolute)	Stable dividend throughout 2020	▪ Stable quarterly dividend of $0.22 per share of common stock throughout 2020
		Governance	Governance enhancements	▪ Internalization closed on June 30, 2020 ▪ Released inaugural Corporate Responsibility Report, which outlines Annaly's ESG goals and commitments

Category	Weighting	Measure	Criteria	Illustrative 2020 Performance Highlights
People	10%	Culture	Culture enhancements	■ Drove strategic compensation enhancements, including introduction of equity incentives ■ Effective pandemic management, employee safety and firm operations ■ Provided technology stipends, telemedicine benefits, mental health resources and mindfulness sessions ■ Increased internal communications throughout the firm and sponsored virtual events to cultivate our sense of community
		Talent Development	Management development initiatives	■ Created Management Development Program, including strengths-based executive coaching and development opportunities ■ Expanded management succession planning efforts across the firm
		Inclusion & Diversity	Inclusion initiatives	■ Appointed Head of Inclusion and Inclusion Support Committee of Executive Sponsors ■ Conducted firm-wide unconscious bias trainings
Innovation	10%	Cross-Functional Initiatives	Technology enhancements	■ Replaced vendor technology systems with in-house developed proprietary systems resulting in costs savings and improving efficiencies
			Strategic business initiatives	■ Successful execution of strategic plan despite pandemic-related volatility, including multiple residential whole loan securitizations

As described below, the MDC Committee also considered each NEO's significant individual contributions to the performance of the Company during 2020 to determine their 2020 incentive awards.



David L. Finkelstein
*Chief Executive Officer and
Chief Investment Officer*

As CEO and Chief Investment Officer, Mr. Finkelstein is responsible for leading the Company, leading development and implementation of corporate policy and strategy and serving as primary liaison between the Board and management as well as being a primary public face of the firm.

In 2020, Mr. Finkelstein:

■ As newly appointed CEO, drove the Company's performance including achievement of the metrics set forth in the balanced scorecard described above
■ Demonstrated exceptional leadership amidst extreme market and sector volatility caused by the COVID-19 pandemic, significantly enhancing the Company's liquidity position
■ Spearheaded the development of the Company's strategic plan focused on its core expertise in Agency and residential credit markets to enhance the Company's advantages as a key participant in the U.S. housing finance system
■ Managed a smooth leadership transition and empowered the other members of executive leadership
■ Excelled as a spokesman for the Company both internally and externally to effectively convey the firm's culture and strategy
■ Guided the Company's human capital management structure and oversight, sustainability initiatives and remained committed to setting and advancing its diversity aspirations



Serena Wolfe
Chief Financial Officer

As Chief Financial Officer, Ms. Wolfe manages the firm's overall financial condition, as well as financial analysis and reporting. Further to these responsibilities, she also oversees various control functions and shares responsibility for aspects of the Company's operations and technology groups.

In 2020, Ms. Wolfe:

■ As newly appointed Chief Financial Officer, she took on responsibility for a number of areas, including treasury, financial planning and analysis and financial reporting as well as joint responsibility for the Company's Information Technology group
■ Successfully managed the Company's finance organization through leadership transition
■ Represented the Company in relationships with industry organizations, competitors, and outside parties
■ Worked closely with the Company's Chief Operating Officer on building and managing the Company's infrastructure and systems, business planning and performance measurement
■ Maintained financial reporting processes and internal controls amidst transition to remote work environment, including ensuring all SEC filings and reports were filed on time without need to utilize any extensions provided in response to COVID-19 pandemic



Timothy P. Coffey
Chief Credit Officer

As Chief Credit Officer, Mr. Coffey is responsible for overseeing the Company's middle market lending group, which he established in 2010. Since its inception, the group has originated over $5 billion in investments across 90 portfolio companies with cumulative losses since 2010 of less than $12 million. In 2017, Mr. Coffey became Chief Credit Officer of the Company with risk oversight responsibilities across the firm's credit strategies.

In 2020, Mr. Coffey:

- Directed the Company's middle market lending group, including strategic direction of the group, financing of its assets and development of key sponsor relationships
- Oversaw the development of the corporate lending portfolio, including for the six months ended June 30, 2020 ranking 9th in the U.S. Middle Market Sponsored Bookrunner league table
- Led the development and marketing efforts of the Company's registered investment adviser Annaly Credit Opportunities Management LLC
- Oversaw the Company's credit decisions during the period of extreme market and sector volatility caused by the COVID-19 pandemic



Anthony C. Green
Chief Corporate Officer, Chief Legal Officer and Secretary

As Chief Corporate Officer and Chief Legal Officer, Mr. Green is responsible for overseeing the Company's legal and compliance groups, corporate responsibility efforts, government relations and various control functions. He also serves as Secretary to the Board.

In 2020, Mr. Green:

- Provided the Company with legal advice on strategic initiatives; represented the Company with counterparties, external agencies, and regulatory bodies; directed internal legal activities; and coordinated work conducted by external legal counsel
- Closely partnered with the CEO and the Board on all governance and public company matters
- Oversaw legal and compliance efforts relating to the internalization of the Company's management structure, which enhanced alignment with stockholders and increased governance and transparency
- Strengthened the Company's governance practices through a demonstrated strong corporate commitment to improved transparency broadly across internal and external stakeholders
- Oversaw legal and compliance aspects of crisis management response to COVID-19 pandemic and coordinated with the Chief Administrative Officer to address the pandemic-related impact on the firm's human capital management



Ilker Ertas
Head of Securitized Products

As Head of Securitized Products, Mr. Ertas is responsible for all securitized product investment activities. Mr. Ertas manages the overall mortgage portfolio with key decision making and portfolio transaction execution, within the guidelines established by the Company's Asset and Liability Committee.

In 2020, Mr. Ertas:

- Played an integral role leading the Company through the pandemic related volatility of March 2020 that included:
  - Strategic portfolio and counterparty management on both the asset and hedging side of the balance sheet through the height of the market instability to maintain liquidity and protect the firm's capital
  - Successful direction of the investment teams in remote work operating environment, maintaining communication and executing trading operations remotely, both with the internal team and external counterparties
  - Creative evolution of the firm's investment strategy to adapt to a changing trading environment by reducing leverage
- Spearheaded efforts to develop investment alternatives providing additional source of diversification and return generation for the Company's portfolio
- Led the investment teams in hiring and developing new leaders to locate and engage resources efficiently to build new partnerships in order to gain and maintain robust access to attractive asset classes

In light of the corporate and individual achievements highlighted above, along with other individual factors such as role, responsibility, tenure and retention needs, and after considering relevant compensation data from the Compensation Peer Group and one-time Internalization equity awards if applicable, the MDC Committee approved (and in the case of the CEO, the MDC Committee recommended and the Independent Directors approved) the following cash and equity incentive awards for each NEO for 2020. Additional detail about the RSUs and PSUs granted as part of the 2020 annual incentive award follow the table:

NEO	Cash ($)	RSUs ($)	PSUs ($)	Total[1]
David L. Finkelstein	$ 7,200,000	$1,800,000	$ 0	$ 9,000,000
Serena Wolfe	$2,600,000	$300,000	$100,000	$3,000,000
Timothy P. Coffey	$3,200,000	$100,000	$500,000	$3,800,000
Anthony C. Green	$2,800,000	$650,000	$450,000	$3,900,000
Ilker Ertas	$3,350,000	$750,000	$250,000	$4,350,000

(1) The amounts in this table reflect only the awards determined following year end 2020 and do not include the amounts awarded as Internalization awards to certain NEOs during 2020 described in more detail below. See the 2020 Total Direct Compensation Table above for a complete view of the incentive awards granted to the NEOs for 2020 performance.

2020 Annual Incentives – Grant of RSUs

RSUs granted to the NEOs in early 2021 as part of their total incentive awards for 2020 will vest in three equal installments beginning in January 2022 subject to the NEO's continued employment. The number of RSUs granted is based on the closing price of the Company's common stock on the date of grant (January 29, 2021). The following chart summarizes the RSUs granted to the NEOs as part of their total incentive awards for 2020:

NEO	RSUs ($)	RSUs (#)
David L. Finkelstein	1,800,000	221,675
Serena Wolfe	300,000	36,946
Timothy P. Coffey	100,000	12,315
Anthony C. Green	650,000	80,049
Ilker Ertas	750,000	92,365

2020 Annual Incentives – Grant of PSUs

Payouts of the PSUs granted to the NEOs in early 2021 as part of their total incentive awards for 2020 will be determined at the end of the performance period (January 1, 2021 – December 31, 2023) based on the achievement of performance targets established by the MDC Committee at the beginning of the performance period. The PSUs utilize two equally-weighted performance measures – Relative Economic Return and Average Core Return on Equity– that the MDC Committee believes represent key measures of the Company's financial performance and support sustained value creation for stockholders. The MDC Committee added a Total Stockholder Return governor to the portion of the PSU awards tied to Relative Economic Return, which provides that the percentage of applicable target PSUs earned will be capped at 100% if Total Stockholder Return for the three-year performance period is negative. The MDC Committee believes that the Total Stockholder Return governor further enhances the alignment of interests between the NEOs and stockholders.

The number of target PSUs granted is based on the closing price of the Company's common stock on the date of grant (January 29, 2021). The following chart summarizes the target value and number of PSUs granted to the NEOs as part of their total incentive awards for 2020:

NEO	Target PSUs	
	($)	(#)
David L. Finkelstein[1]	0	0
Serena Wolfe	100,000	12,315
Timothy P. Coffey	500,000	61,576
Anthony C. Green	450,000	55,419
Ilker Ertas	250,000	30,788

(1) Mr. Finkelstein was granted 381,098 target PSUs on June 30, 2020 as part of his one-time Internalization Equity Award. See "One-Time Internalization Equity Awards – Grant of PSUs" below.

At the end of the performance period, the MDC Committee will evaluate the Company's actual performance against the targets it set at the start of the period and determine payouts using the formula set forth below:

Performance Metric [1]	Metric Weight	Performance	Percent of Target PSUs Earned
Relative Economic Return[2]	50%	<25th Percentile	0%
		25th Percentile (threshold)	50%
		50th Percentile (target)[3]	100%
		75th Percentile (above target)[3]	125%
		>90th Percentile (maximum)[3]	150%
Average Core Return on Equity[4]	50%	9.0% (threshold)	0%
		9.5% (below target)	75%
		10.4% (target)	100%
		10.65% (above target)	125%
		11.25% (maximum)	150%

(1) For performance results between the achievement levels specified for each performance goal above threshold levels, the number of PSUs for that portion of the award shall be determined by interpolating results on a straight line basis.
(2) "Economic Return" means the Company's change in book value plus dividends declared divided by the prior period's book value. "Relative Economic Return" is defined as the Company's quartile ranking for the three-year performance period against the Performance Peer Group ranked by Economic Return results.
(3) The percentage of applicable target PSUs earned is capped at 100% if Total Stockholder Return for the three-year performance period is negative. "Total Stockholder Return" means the Company's change in its common stock price plus dividends declared divided by the prior period's common stock price. Share price for the beginning of the performance period is calculated as the average of the NYSE closing prices of the Company's common stock on the last 15 trading days ending on the first day of the performance period. Share price for the end of the performance period is calculated as the average of the NYSE closing prices of the Company's common stock on the last 15 trading days ending on the last day of the performance period.
(4) "Average Core Return on Equity" means the average of the Core Return on Equity for the twelve (12) fiscal quarters during the three-year performance period expressed as an annualized average. "Core Return on Equity" means, for a fiscal quarter, the Company's "Core return on average equity (excluding PAA)" (defined as Core Earnings (excluding PAA) over average stockholders' equity for the quarter), as reported in the Company's Form 10-Q or Form 10-K for the quarter or the respective earnings release. The Company's Core Earnings measures are non-GAAP measures; see Appendix for a reconciliation of non-GAAP financial measures to most directly comparable GAAP measures.

One-Time Internalization Equity Awards

Prior to the closing of the Internalization, the Company's NEOs had been compensated by the Former Manager rather than by the Company. As the management fee paid by the Company to the Former Manager had been paid entirely in cash, the Former Manager had no independent ability to provide awards of Company stock as part of the total compensation paid to the NEOs. In order to retain the Company's long-term NEOs during a uniquely transformative period and provide for immediate alignment of their interests with the interests of the Company's stockholders, Messrs. Finkelstein, Coffey and Green received long-term equity awards upon the closing of the

Internalization, which vest ratably over three years beginning on the one-year anniversary of the grant date. These one-time equity awards were considered by the MDC Committee when determining the form and amount of each executives' total annual incentive compensation for 2020 described above. While Messrs. Coffey's and Green's Internalization awards were granted solely in the form of RSUs, the MDC Committee determined it was appropriate to award 50% of Mr. Finkelstein's award in the form of PSUs in connection with his elevation to the role of CEO in March 2020. Ms. Wolfe, who joined the Company in December 2019, and Mr. Ertas, who was first appointed as an executive officer in December 2020, did not receive one-time equity awards in connection with the Internalization.

One-Time Internalization Equity Awards – Grant of RSUs

RSUs granted to the NEOs as part of their Internalization awards will vest in three equal installments beginning in June 2021 subject to the NEO's continued employment. The number of RSUs granted is based on the closing price of the Company's common stock on the date of grant (June 30, 2020). The following chart summarizes the RSUs granted to the NEOs as part of their Internalization awards:

	RSUs	
NEO	**($)**	**(#)**
David L. Finkelstein	2,500,000	381,098
Timothy P. Coffey	1,250,000	190,549
Anthony C. Green	500,000	76,220

One-Time Internalization Equity Awards – Grant of PSUs

The MDC Committee also granted Mr. Finkelstein 381,098 target PSUs representing 50% of his Internalization award. The number of target PSUs granted is based on the closing price of the Company's common stock on the date of grant (June 30, 2020). Payout of these PSUs will be determined at the end of the performance period (January 1, 2020 – December 31, 2022) based on the achievement of performance targets established by the MDC Committee prior to the closing of the Internalization. The PSUs utilize two equally-weighted performance measures – Relative Economic Return and Average Core Return on Equity – that the MDC Committee believes represent key measures of the Company's financial performance and support sustained value creation for stockholders.

At the end of the performance period, the MDC Committee will evaluate the Company's actual performance against the targets it set for Mr. Finkelstein's PSUs and determine payouts using the formula set forth below:

Performance Metric [1]	Metric Weight	Performance	Percent of Target PSUs Earned
Relative Economic Return[2]	50%	<25th Percentile	0%
		25th Percentile (threshold)	50%
		50th Percentile (target)	100%
		75th Percentile	125%
		>90th Percentile (maximum)	150%
Average Core Return on Equity[3]	50%	9.0% (threshold)	0%
		9.5% (below target)	75%
		10.4% (target)	100%
		10.65% (above target)	125%
		11.25% (maximum)	150%

(1) The performance results between the achievement levels specified for each performance goal above threshold levels, the number of PSUs for that portion of the award shall be determined by interpolating results on a straight line basis. These are the same goals (measured over a different performance period) as used for the PSUs granted to the other NEOs in January 2021 for 2020 performance, except that the MDC Committee did not include a Total Stockholder Return governor on the Relative Economic Return measure when these PSUs were approved at the time of the Internalization.

(2) "Economic Return" means the Company's change in book value plus dividends declared divided by the prior period's book value. "Relative Economic Return" is defined as the Company's quartile ranking for the three-year performance period against the Performance Peer Group ranked by Economic Return results.

(3) "Average Core Return on Equity" means the average of the Core Return on Equity for the twelve (12) fiscal quarters during the three-year performance period expressed as an annualized average. "Core Return on Equity" means, for a fiscal quarter, the Company's "Core return on average equity (excluding PAA)" (defined as Core Earnings (excluding PAA) over average stockholders' equity for the quarter), as reported in the Company's Form 10-Q or Form 10-K for the quarter or the respective earnings release. The Company's Core Earnings measures are non-GAAP measures; see Appendix for a reconciliation of non-GAAP financial measures to most directly comparable GAAP measures.

Dividend Equivalents on RSUs and PSUs

Awards of RSUs and PSUs will accrue dividend equivalents (as additional stock units) as if the awards were outstanding shares of the Company's common stock, but the dividend equivalents will be paid only if and to the extent the underlying award becomes earned and vested. As a mortgage REIT, dividends are a key component of the Company's total stockholder return. The MDC Committee believes that allowing dividend equivalents to accrue on outstanding awards will further focus the NEOs on achieving the Company's financial performance goals and returning earnings to stockholders through dividends.

Other Compensation

The Company maintains a group excess liability coverage policy on behalf of members of the Company's Operating Committee. Each of the Company's executive officers are members of the Company's Operating Committee and receive liability coverage under the policy. The premiums for the policy, which in 2020 was $2,128 for each NEO, was paid by the Company.

Employment Agreements

As discussed above, the Company entered into employment agreements with Messrs. Finkelstein, Coffey and Green and Ms. Wolfe prior to the closing of the Internalization, which were amended and restated in November 2020. The Company entered into these employment agreements to encourage retention of key management through the critical period of implementing the Internalization. Messrs. Finkelstein's, Coffey's and Green's employment agreements expired following payment of their 2020 incentive awards in early 2021. Ms. Wolfe's employment agreement will expire following payment of her 2021 incentive award in early 2022. The extended term of Ms. Wolfe's employment agreement was necessary to recruit her to the Company and is consistent with the term of the employment agreement Ms. Wolfe had entered into with the Former Manager prior to joining the Company in December 2019. For additional information on these employment agreements, please see "Potential Payments upon Termination or Change in Control" below. Going forward, the Company does not intend for NEOs to be covered by employment agreements except when needed for recruitment or retention purposes.

Severance Arrangements

All of the NEOs are currently eligible to participate in an Executive Severance Plan, which was adopted by the Company effective July 1, 2020. The Executive Severance Plan provides benefits upon a participant's involuntary termination of employment by the Company without "cause" (as defined in the plan) based on the participant's title, base salary and average or target cash bonus (depending on the year of termination). Prior to payment of the NEOs' 2020 incentive awards in early 2021, Messrs. Finkelstein, Coffey, Green and Ertas were also party to employment agreements and/or severance rights agreements that referenced the Executive Severance Plan and included certain additional termination provisions, including, in the case of Messrs. Finkelstein, Coffey and Green, vesting provisions relating to the Internalization awards. As a newly hired employee in December 2019, Ms. Wolfe's employment agreement included a separate severance arrangement that provides for payment of a flat lump sum benefit under a range of termination scenarios. Pursuant to her employment agreement, following payment of Ms. Wolfe's 2020 incentive award in early 2021, her severance entitlement in the event of a termination by the Company for "cause" became covered by the Executive Severance Plan. These severance arrangements are more fully described under "Potential Payments upon Termination or Change in Control" below.

The MDC Committee believes that providing appropriate, market-competitive severance benefits helps the Company attract and retain highly qualified executives by mitigating the risks associated with leaving a prior employer to join the Company and by providing income continuity following an unexpected termination. Neither the Executive Severance Plan nor any NEO employment agreement or severance rights agreement provides benefits that are triggered in whole or in part solely by a change in control of the Company, nor do those arrangements include any tax gross-ups on change in control-related excise taxes (or otherwise).

Compensation Paid to the Former Interim CEO and President

In November 2019, Mr. Votek was appointed as Interim CEO and President and a member of the Board. Upon the appointment of Mr. Finkelstein as the Company's permanent CEO in March 2020, Mr. Votek was appointed to the role of Senior Advisor to the Company for an interim period to assist in the transition of his duties to Mr. Finkelstein. Mr. Votek, who now serves as a Non-Employee Director, retired as Senior Advisor to the Company in August 2020. The decisions for Mr. Votek's 2020 compensation reflect the temporary nature of his roles as Interim CEO and President and Senior Advisor and do not display the same emphasis on long-term performance-based incentives or focus on retention considerations that are cornerstones of the MDC Committee's newly designed executive compensation program.

In light of the expectation that Mr. Votek's service both as Interim CEO and President and Senior Advisor would be time limited, neither the Former Manager nor the MDC Committee determined to adjust the amount or structure of the salary and cash bonus that Mr. Votek had received from the Former Manager for his prior service as the Company's CFO. Rather than increasing either of the aforementioned elements in connection with Mr. Votek's elevation to the role of Interim CEO and President, the Board determined to award Mr. Votek a one-time grant of RSUs that vested upon the appointment of a permanent CEO in March 2020 in light of Mr. Votek's transition upon such appointment to a temporary Senior Advisor role. Following Mr. Votek's retirement as Senior Advisor and transition to the role of Non-Employee Director, the Company began compensating Mr. Votek for his Board service beginning in September 2020 consistent with the compensation framework described above under "Director Compensation". No severance payments were made to Mr. Votek upon his retirement as an executive of the Company.

An overview of each element of Mr. Votek's 2020 total direct compensation from the Former Manager and the Company is set forth below:

Total Direct Compensation Element	Context	Total
Salary	Mr. Votek received a salary and pro rata bonus for his roles as Interim CEO and President and Senior Advisor consistent with the salary and bonus he had received from the Former Manager for his prior role as CFO	$500,000[1]
Bonus		$3,500,000[2]
One-Time Stock Award	Mr. Votek received a one-time award of RSUs in connection with his elevation to the role of Interim CEO and President that vested upon Mr. Finkelstein's appointment as the Company's permanent CEO	$1,000,000
Non-Employee Director Fees	Upon Mr. Votek's transition from an Executive Director to a Non-Employee Director, he began receiving fees for his Board and Committee service in September 2020	$60,000[3]

(1) Of Mr. Votek's total base salary, the Former Manager paid $375,000 and the Company paid $125,000.
(2) Mr. Votek's partial year cash bonus which was paid in two pro-rated installments. The first installment ($2,625,000) covered the period from January 1, 2020 through June 30, 2020 and was paid by the Former Manager in connection with the closing of the Internalization. The second installment ($875,000) covered the period from July 1, 2020 through August 31, 2020 and was paid by the Company at the time of Mr. Votek's retirement.
(3) See "Director Compensation" above for additional information.

EXECUTIVE COMPENSATION POLICIES

Stock Ownership Guidelines

Position	Annaly Stock Ownership Guideline
Chief Executive Officer	6x base salary
Other Executive Officers	3x base salary

The Company believes that stock ownership guidelines further align the interests of the Company's executive officers with those of its stockholders by promoting a long-term focus and long-term share ownership. All of the executive officers are subject to robust stock ownership guidelines expressed as a multiple of base salary. Shares counting toward the guideline include shares that are owned outright and any shares of stock received from vested equity awards.

Stock Retention

Executive officers are required to hold shares received under awards (after taxes) until the later of (i) one year after the shares were acquired upon exercise or vesting, or (ii) the date their applicable stock ownership guidelines are met.

Clawback Policy

The MDC Committee has adopted an enhanced clawback policy requiring the recoupment of certain annual cash incentive compensation and equity compensation paid or granted to executive officers within three years preceding: (i) certain accounting restatements, if the executive officer engaged in fraud or misconduct, or recklessly or negligently failed to prevent the fraud or misconduct, that caused or significantly contributed to the need for the accounting restatement, or (ii) the MDC Committee's determination that an executive officer has engaged in certain "detrimental conduct," including breach of a fiduciary duty, willful misconduct or gross negligence in connection with employment, illegal activity, intentional violation of Company policies, and conduct otherwise injurious to the Company, its reputation, character or standing.

Prohibition on Hedging Company Securities

Employees, officers and Directors are prohibited from engaging in any hedging transactions with respect to Company securities held by them, including shares acquired in open market transactions or through the Company's equity compensation program. Such prohibited transactions include the purchase of any financial instrument (including forward contracts and zero cost collars) designed to hedge or offset any decrease in the market value of Company securities.

Prohibition on Pledging Company Securities

The Company has a policy prohibiting employees, officers and Directors from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Risks Related to Compensation Policies and Practices

The MDC Committee is responsible for reviewing the Company's compensation policies and practice to assess whether they could lead to excessive risk taking, the manner in which any compensation-related risks are monitored and mitigated and adjustments necessary to address changes in the Company's risk profile. The MDC Committee conducted a compensation risk assessment for 2020 with the assistance of its independent compensation consultant and determined that the Company's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

REPORT OF THE COMPENSATION COMMITTEE

The MDC Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the MDC Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Vicki Williams (Chair)	**Kathy Hopinkah Hannan**	**John H. Schaefer**	**Donnell A. Segalas**

Executive Compensation Tables

Summary Compensation Table

The following Summary Compensation Table provides information concerning the compensation of the Company's NEOs paid or awarded during the fiscal year ended December 31, 2020. As discussed above, the Company began compensating the NEOs following the closing of the Internalization on June 30, 2020. Until such time, the Former Manager paid all compensation, including benefits, to the NEOs (other than a one-time equity award made to the former Interim CEO and President, which vested on the appointment of Mr. Finkelstein as our permanent CEO in March 2020). Accordingly, the Summary Compensation Table only reflects compensation paid or awarded by the Company for 2020. No amounts are reflected for 2019 or 2018 because the Former Manager paid all compensation, including benefits, to its employees (including the NEOs). The Former Manager also made all compensation determinations for its employees (including the NEOs) without any direction by the MDC Committee or the Board and without reference to any specific policies or programs under their oversight. The 2020 Total Direct Compensation table on page 38, which supplements the Summary Compensation Table below, shows the total direct compensation paid or awarded to each NEO for service in 2020 regardless of source and is inclusive of compensation paid by the Former Manager and compensation paid or awarded by the Company. As explained in the Compensation Discussion and Analysis, the NEOs were also awarded RSUs and PSUs as part of their total annual incentive award for 2020 performance, but because those equity awards were granted in early 2021, in accordance with SEC rules they do not appear in this year's Summary Compensation Table; however, in order to provide a complete picture of compensation paid or awarded to NEOs for service in 2020, these awards are included in the Total Direct Compensation table. Please see the Compensation Discussion and Analysis for a full discussion as to how the MDC Committee determined cash and equity awards for the NEOs linked to Company and individual performance for 2020.

Name and principal position	Year	Salary ($)	Bonus ($)[1]	Stock awards ($)[2]	All other compensation ($)	Total
David L. Finkelstein	2020	$500,000	$7,200,000	$5,000,006	$ 3,772[3]	$12,703,778
Chief Executive Officer,	2019	—	—	—	—	—
Chief Investment						
Officer and Director	2018	—	—	—	—	—
Serena Wolfe[4]	2020	$375,000	$2,600,000	—	$29,831[5]	$ 3,004,831
Chief Financial Officer	2019	—	—	—	—	—
Timothy P. Coffey	2020	$375,000	$3,200,000	$1,250,001	$ 4,278[6]	$ 4,829,279
Chief Credit Officer	2019	—	—	—	—	—
	2018	—	—	—	—	—
Anthony C. Green	2020	$375,000	$2,800,000	$ 500,003	$ 3,772[7]	$ 3,678,775
Chief Corporate	2019	—	—	—	—	—
Officer, Chief Legal						
Officer and Secretary	2018	—	—	—	—	—
Ilker Ertas[8]	2020	$375,000	$3,350,000	$ 100,058	$ 2,328[9]	$ 3,827,386
Head of Securitized Products						
Glenn A. Votek	2020	$125,000	$ 875,000	$ 999,999	$70,907[10]	$ 2,070,906
Former Senior Advisor and Former Interim	2019	—	—	—	—	—
CEO and President	2018	—	—	—	—	—

(1) For the NEOs other than Mr. Votek, the amount in this column represents the cash portion of the annual incentive award approved by the MDC Committee for performance in 2020 and paid by the Company in January 2021. Mr. Votek's partial year cash bonus was paid in two pro-rated installments. The first installment ($2,625,000) covered the period from January 1, 2020 through June 30, 2020 and was paid by the Former Manager in connection with the closing of the Internalization. The second installment ($875,000) covered the period from July 1, 2020 through August 31, 2020 and was paid by the Company at the time of Mr. Votek's retirement.

(2) For Messrs. Finkelstein, Coffey and Green, these amounts equal the grant date fair value of one-time equity awards granted to each executive upon the closing of the Internalization, which were considered by the MDC Committee as part of such executives' total annual incentive compensation for 2020. Mr. Finkelstein's award granted upon the closing of the Internalization consisted of an equal

mix of RSUs and PSUs. Messrs. Coffey and Green's awards award granted upon the closing of the Internalization consisted exclusively of RSUs. The amount for Mr. Ertas represents the grant date fair value of an award of RSUs granted in January 2020 to Mr. Ertas for his performance in 2019 prior to his appointment as an executive officer of the Company. The amount for Mr. Votek represents a one-time award of RSUs granted to Mr. Votek for his service as Interim CEO and President, which vested on the appointment of Mr. Finkelstein as the Company's permanent CEO in light of Mr. Votek's transition upon such appointment to a temporary Senior Advisor role. The grant date fair value of the RSUs was determined based on the closing price of the Company's common stock on the grant date. The grant date fair value of the PSUs awarded to Mr. Finkelstein was determined based on the closing price of the Company's common stock on the grant date assuming a probable outcome that the PSUs would become earned at target. The grant date fair value of the PSUs assuming maximum (150%) performance would have been $3,750,011. For more information about the assumptions used for determining the grant date fair value of the NEOs' equity awards, see Note 15, "Long-Term Stock Incentive Plan," of Notes to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

(3) Includes Company-paid group excess liability insurance premiums ($2,128) and 401(k) match ($1,644).

(4) Ms. Wolfe joined the Company as Chief Financial Officer in December 2019.

(5) Includes Company-paid relocation expenses and related tax gross- ups ($27,703) and group excess liability insurance premiums ($2,128).

(6) Includes Company-paid group excess liability insurance premiums ($2,128) and 401(k) match ($2,150).

(7) Includes Company-paid group excess liability insurance premiums ($2,128) and 401(k) match ($1,644).

(8) Mr. Ertas was appointed as an executive officer of the Company in December 2020.

(9) Includes Company-paid group excess liability insurance premiums ($2,128) and 401(k) match ($200).

(10) Includes Company-paid group excess liability insurance premiums ($2,128) and, following his retirement as an executive of the Company on August 31, 2020, costs related to a Bloomberg terminal ($8,579) and fees for serving as a Non-Employee Director ($60,000).

Grants of Plan-Based Awards

The following table summarizes certain information regarding all plan-based awards granted to the NEOs during the year ended December 31, 2020. See "2020 Annual Incentives – Cash and Equity Awards," "One-Time Internalization Equity Awards," and "Compensation Paid to the Former Interim CEO and President" in Compensation Discussion and Analysis above for a description of the plan-based awards.

			Estimated future payouts under equity incentive plan awards (# of shares of common stock)				
Name	Grant Date	Type of Award	Threshold	Target	Maximum	All other stock awards: Number of shares of common stock	Grant date fair value of stock awards ($)(1)
David L. Finkelstein	6/30/2020	RSU	—	—	—	381,098	$2,500,003
	6/30/2020	PSU	238,187	381,098	571,648	—	$2,500,003
Serena Wolfe	—	—	—	—	—	—	—
Timothy P. Coffey	6/30/2020	RSU	—	—	—	190,549	$1,250,001
Anthony C. Green	6/30/2020	RSU	—	—	—	76,220	$ 500,003
Ilker Ertas	1/31/2020	RSU	—	—	—	10,210	$ 100,058
Glenn A. Votek	2/11/2020	RSU	—	—	—	100,100	$ 999,999

(1) For Messrs. Finkelstein, Coffey and Green, these amounts equal the grant date fair value for the one-time equity awards granted to each executive upon the closing of the Internalization, which were considered by the MDC Committee when determining such NEOs' total annual incentive compensation for 2020. Mr. Finkelstein's award consisted of an equal mix of RSUs and PSUs. Messrs. Coffey and Green's awards consisted exclusively of RSUs. The amount for Mr. Ertas represents the grant date fair value of an award of RSUs granted in January 2020 to Mr. Ertas for his performance in 2019 prior to his appointment as an executive officer of the Company. The amount for Mr. Votek represents the grant date fair value for a one-time award of RSUs granted to Mr. Votek for his service as Interim CEO and President, which vested on the appointment of Mr. Finkelstein as the Company's permanent CEO in light of Mr. Votek's transition upon such appointment to a temporary Senior Advisor role. See Footnote 2 to the Summary Compensation Table for additional information on how the grant date fair value for these awards was determined.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes certain information regarding outstanding equity awards of the NEOs during the year ended December 31, 2020. All market or payout values in the table shown for stock awards are based on the closing price of common stock on December 31, 2020 of $8.45 per share.

		Stock awards			
Name	Grant date	Number of shares or units of stock that have not vested (#)[1]	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)[2]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
David L. Finkelstein	6/30/2020	404,589	$3,418,777	—	—
	6/30/2020	—	—	606,884	$5,128,170
Serena Wolfe	—	—	—	—	—
Timothy P. Coffey	6/30/2020	202,295	$1,709,393	—	—
Anthony C. Green	6/30/2020	80,918	$683,759	—	—
Ilker Ertas	1/31/2020	11,273	$95,257	—	—

(1) Represents the number of RSUs (including additional RSUs accrued as dividend equivalents) granted to Messrs. Finkelstein, Coffey, Ertas and Green in 2020, which vest in equal installments over three years starting on the first anniversary of the grant date, subject to continued employment.

(2) Based on the performance through the end of 2020, the number of PSUs shown in the table assumes maximum payout (150%) and includes additional PSUs accrued as dividend equivalents. The PSUs are subject to cliff vesting following the end of the three-year performance period. For additional details on the performance goals, see "One-Time Internalization Awards –Grant of PSUs" in the Compensation Discussion and Analysis.

Stock Vested

The following table summarizes certain information regarding stock vested for the NEOs during the year ended December 31, 2020.

	Stock Awards	
Name	Number of shares acquired upon vesting (# of shares of common stock)	Value realized on vesting ($)
Glenn A. Votek	100,100	$690,690

The value realized represents the gross number of shares or units that vested, multiplied by the closing market value the Company's common stock on the applicable vesting date.

Pension Benefits and Nonqualified Deferred Compensation

The Company did not provide the NEOs with any benefits pursuant to defined benefit plans and nonqualified deferred compensation plans during 2020. The Company's only retirement plan in which the NEOs were eligible to participate is the 401(k) Plan, which is a tax-qualified defined contribution retirement plan that is generally available to all employees on a non-discriminatory basis, and includes an opportunity to receive employer matching contributions.

Potential Payments upon Termination or Change in Control

All of the NEOs are currently eligible to participate in an Executive Severance Plan, which was adopted by the Company effective July 1, 2020. The Executive Severance Plan provides benefits upon a participant's involuntary termination of employment by the Company without "cause" (as such term is defined therein) based on the participant's title, base salary and average or target cash bonus (depending on the year of termination). Prior to payment of the NEOs' 2020 incentive awards in early 2021, Messrs. Finkelstein, Coffey, Green and Ertas were also party to employment agreements and/or severance rights agreements that referenced the Executive Severance Plan and included certain additional termination provisions, including, in the case of Messrs. Finkelstein, Coffey and Green, vesting provisions relating to the Internalization awards. As a newly hired employee in December 2019, Ms. Wolfe's employment agreement included a separate severance arrangement that provided for payment of a flat lump sum benefit under a range of termination scenarios. Pursuant to her employment agreement, following payment and award of Ms. Wolfe's 2020 incentives in early 2021, her severance entitlement in the event of a termination by the Company for "cause" became covered by the Executive Severance Plan. These severance arrangements are more fully described below.

Ms. Wolfe's Employment Agreement

Ms. Wolfe is party to an amended and restated employment agreement with the Company, dated as of November 9, 2020. Ms. Wolfe's employment agreement provides that, in case of her termination of employment (a) due to her death or "disability" before December 31, 2021 or (b) by action of the Company without "cause" or by her for "good reason" (as such terms are defined in her employment agreement) before the payment of the 2020 incentive award in early 2021, she would be entitled to a lump sum payment of $6,750,000 (in addition to certain accrued benefits such as earned but unpaid salary and vested employee benefits). Pursuant to her employment agreement, following payment of her 2020 incentive award in early 2021, Ms. Wolfe became subject to the Executive Severance Plan in the event of a termination by the Company for "cause."

Other NEO Employment Agreements and Severance Rights Agreements

Messrs. Finkelstein, Coffey and Green were each party to an amended and restated employment agreement with the Company, dated as of November 9, 2020, that expired upon payment of their 2020 incentive awards in early 2021. In addition to these employment agreements, Messrs. Coffey, Green and Ertas were also party to severance rights agreements, dated as of February 12, 2020, that became effective upon the closing of the Internalization and expired upon the payment of their 2020 incentive awards in early 2021. Pursuant to Mr. Finkelstein's employment agreement and Messrs. Coffey's, Green's and Ertas's severance rights agreements, if any such executive's employment had been terminated by the Company without "cause" or by such executive with "good reason" (as defined in the applicable agreement) prior to the payment of his 2020 incentive award in early 2021, he would have been entitled to (i) his base salary through the date of termination, any amounts then owed to him and under any other applicable Company benefit plan and any outstanding properly incurred business expenses, and (ii) any amounts to which he is expressly entitled under the Executive Severance Plan (as described below).

Messrs. Finkelstein's, Coffey's and Green's employment agreements also provided for full, accelerated vesting of their Internalization RSUs under certain circumstances, including a termination of their employment by the Company without "cause" or by the executive with "good reason," or a result of their death or "disability" (each as defined in the applicable agreement). Pursuant to his employment agreement, Mr. Finkelstein would also have been entitled to continued vesting of his PSUs on December 31, 2020 based on actual performance results, prorated for the performance period worked.

Executive Severance Plan

The Executive Severance Plan provides benefits upon a participant's involuntary termination of employment by the Company without "cause" (as such term is defined therein). Severance benefits are payable in a lump sum and are calculated based on the participant's title, base salary and average or target cash bonus (depending on the year of termination), as described below.

If the CEO had an involuntary termination of employment without cause, the CEO would be eligible to receive the following amount of severance benefits:

■ if the involuntary termination of employment occurred in 2020, the sum of (i) 1.0 times the CEO's annual base salary and (ii) 1.0 times the CEO's average cash bonus for the 2018-2019 calendar years; or

■ if the involuntary termination of employment occurs in a calendar year after 2020, the sum of (i) 1.5 times the CEO's annual base salary and (ii) 1.5 times the CEO's target cash bonus for the plan year in which the involuntary termination of employment occurs.

If any other NEO participating in the Executive Severance Plan (Messrs. Coffey, Green and Ertas as of December 31, 2020) had an involuntary termination of employment without cause, the other NEO would be eligible to receive the following amount of severance benefits:

- if the involuntary termination of employment occurred in 2020, the sum of (i) 0.75 times the executive's annual base salary and (ii) 0.75 times the executive's average cash bonus for the 2018-2019 calendar years; or

- if the involuntary termination of employment occurs in a calendar year after 2020, the sum of (i) 1.25 times the executive's annual base salary and (ii) 1.25 times the executive's target cash bonus for the plan year in which the involuntary termination of employment occurs.

In addition, a participant who experiences an involuntary termination of employment without cause after March 31st of a calendar year will be eligible to receive a prorated cash bonus payment based on the amount of the participant's cash bonus earned for the prior year (subject to the Company's discretion to adjust the cash bonus amount for performance in the current year).

The Executive Severance Plan provides that severance may be recovered if the Company determines within three years after a participant's separation date that he or she engaged in conduct that constitutes "Detrimental Conduct" under the Company's clawback policy. For additional information, see "Clawback Policy" in the Compensation Discussion and Analysis above.

Quantification of Termination Payments

The tables below show certain potential payments that would have been made to Messrs. Finkelstein, Coffey, Green and Ertas under the Executive Severance Plan and their respective employment agreements and/or severance rights agreements, and to Ms. Wolfe under her employment agreement, each as in effect on December 31, 2020, assuming such person's employment had terminated at the close of business on December 31, 2020, under various scenarios, including a change in control.

The tables include only the value of the incremental amounts payable to the NEO arising from the applicable scenario and do not include the value of vested or earned, but unpaid, amounts owed to the applicable NEO as of December 31, 2020 (including, for example, dividend equivalents relating to dividends declared but not paid as of such date, vested but not settled RSUs or PSUs, or the employer 401(k) matches for the NEOs).

The footnotes to the tables describe the assumptions used in estimating the amounts shown in the tables. As used below, the terms "Cause," "Change in Control," "Disability," and "Good Reason," shall have the respective meanings set forth in the Executive Severance Plan or the executive's respective employment and/or severance rights agreement as applicable.

Because the payments to be made to a NEO depend on several factors, the actual amounts to be paid out upon an NEO's termination of employment can only be determined at the time of the NEO's separation from the Company.

Name	Termination by Company Without Cause (other than within two years of a Change in Control)	Termination by Executive for Good Reason (other than within two years of a Change in Control)	Termination by Company Without Cause (within two years of a Change in Control)	Termination by Executive for Good Reason (within two years of a Change in Control)	Death or Disability	Termination by Company for Cause or Voluntary Termination by Executive without Good Reason
David L. Finkelstein						
Severance	$11,850,000	$0	$11,850,000	$0	$0	$0
Bonus	$7,200,000	$0	$7,200,000	$0	$0	$0
Accelerated Equity Awards[1]	$5,105,375	$5,105,375	$8,478,569	$8,478,569	$8,478,569[2]	$0
Benefits	$0	$0	$0	$0	$0	$0
Total	$24,155,375	$5,105,375	$27,528,569	$8,478,569	$8,478,569	$0

Name	Termination by Company Without Cause (other than within two years of a Change in Control)	Termination by Executive for Good Reason (other than within two years of a Change in Control)	Termination by Company Without Cause (within two years of a Change in Control)	Termination by Executive for Good Reason (within two years of a Change in Control)	Death or Disability	Termination by Company for Cause or Voluntary Termination by Executive without Good Reason
Serena Wolfe						
Severance	$6,750,000	$6,750,000	$6,750,000	$6,750,000	$6,750,000	$0
Bonus	$0	$0	$0	$0	$0	$0
Accelerated Equity Awards[1]	$0	$0	$0	$0	$0	$0
Benefits	$0	$0	$0	$0	$0	$0
Total	$6,750,000	$6,750,000	$6,750,000	$6,750,000	$6,750,000	$0
Timothy P. Coffey						
Severance	$4,537,500	$0	$4,537,500	$0	$0	$0
Bonus	$3,200,000	$0	$3,200,000	$0	$0	$0
Accelerated Equity Awards[1]	$1,709,393	$1,709,393	$1,709,393	$1,709,393	$1,709,393	$0
Benefits	$0	$0	$0	$0	$0	$0
Total	$9,446,893	$1,709,393	$9,446,893	$1,709,393	$1,709,393	$0
Anthony C. Green						
Severance	$6,375,000	$0	$6,375,000	$0	$0	$0
Bonus	$2,800,000	$0	$2,800,000	$0	$0	$0
Accelerated Equity Awards[1]	$683,759	$683,759	$683,759	$683,759	$683,759	$0
Benefits	$0	$0	$0	$0	$0	$0
Total	$9,858,759	$683,759	$9,858,759	$683,759	$683,759	$0
Ilker Ertas						
Severance	$4,031,250	$0	$4,031,250	$0	$0	$0
Bonus	$3,350,000	$0	$3,350,000	$0	$0	$0
Accelerated Equity Awards[1]	$95,257	$95,257	$95,257	$95,257	$95,257	$0
Benefits	$0	$0	$0	$0	$0	$0
Total	$7,476,507	$95,257	$7,476,507	$95,257	$95,257	$0

(1) The value of accelerated equity awards is based on the closing price of the common stock on December 31, 2020 ($8.45 per share) and include any accrued dividend equivalents. Any PSUs that accelerate for a termination that is not within two years after a Change in Control will remain subject to performance results for the full performance period. Any PSUs that accelerate for a termination that is within two years after a Change in Control will be based on the greater of: (A) an assumed achievement of all relevant performance goals at the "target" level, or (B) the actual level of achievement of all relevant performance goals against target as of the Company's fiscal quarter end preceding the Change in Control. Per the Company's 2020 Equity Incentive Plan, if awards are not assumed or replaced in connection with a Change in Control, the awards will vest upon the closing of the transaction.

(2) In the case of death, the PSU value would be based on the "target" level, resulting in a total payment of $6,837,554.

Compensation Committee Interlocks and Insider Participation

The MDC Committee is comprised solely of the following Independent Directors: Ms. Williams (Chair), Dr. Hannan and Messrs. Hamilton, Segalas and Schaefer. None of them is serving or has served as an officer or employee of the Company or any affiliate or has any other business relationship or affiliation with the Company, except service as a Director. During 2020, none of the Company's executive officers served on the compensation committee (or other committee serving an equivalent function) of another entity whose executive officers served on the MDC Committee or Board.

CEO Pay Ratio

As required by applicable SEC rules, the Company is providing the following information about the relationship of the annual total compensation of the Company's median employee to the annual total compensation of Mr. Finkelstein, the Company's CEO and Chief Investment Officer. For 2020, the Company's last completed fiscal year:

- the annual total compensation of the Company's median employee was $287,500 (inclusive solely of compensation paid or awarded by the Company and excluding compensation paid by the Former Manager in 2020 prior to the closing of the Internalization); and

- the annual total compensation of the CEO as reported in the Summary Compensation Table included elsewhere in this proxy statement, was $12,703,778 (inclusive solely of compensation paid or awarded by the Company).

Based on this information, for 2020 the CEO's annual total compensation was 44 times that of the annual total compensation of the Company's median employee (inclusive solely of compensation paid or awarded by the Company and excluding compensation paid by the Former Manager in 2020 prior to the closing of the Internalization).

In addition to the CEO pay ratio required by the SEC's rules, we are also providing a supplemental CEO pay ratio that includes compensation paid by the Former Manager in 2020 prior to the closing of the Internalization on June 30, 2020. If compensation paid by the Former Manager in 2020 is included, the annual total compensation of the Company's median employee was $385,000 and the annual total compensation of the CEO was $13,163,534. On that basis, the CEO's annual total compensation was 34 times that of the annual total compensation of the Company's median employee.

The Company took the following steps to identify its median employee, as well as to determine the annual total compensation of the Company's median employee and its CEO.

1. The Company determined that, as of December 31, 2020 its employee population consisted of approximately 180 individuals, all of whom were full-time employees as of the determination date.

2. To identify the "median employee" from its employee population, the Company used the amount of "gross wages" for the identified employees as reflected in the Company's payroll records for the period in the fiscal year through the determination date together with any equity awards paid or awarded during the year. For gross wages, the Company generally used the total amount of compensation the employees were paid before any taxes, deductions, insurance premiums, and other payroll withholding. The Company did not use any statistical sampling techniques.

3. For the annual total compensation of the Company's median employee (inclusive solely of compensation paid or awarded by the Company), the Company's identified and calculated the elements of that employee's compensation for 2020 in accordance with the requirements of Item 402(c)(2)(x), resulting in annual total compensation of $287,500. If compensation paid by the Former Manager in 2020 prior to the closing of the Internalization is added to such amount, annual total compensation of the Company's median employee increases to $385,000.

4. For the annual total compensation of the CEO (inclusive solely of compensation paid or awarded by the Company), the Company used the amount reported in the "Total" column of the 2020 Summary Compensation Table included in this proxy statement. If compensation paid by the Former Manager in 2020 prior to the closing of the Internalization is added to such amount, annual total compensation of the CEO increases to $13,163,534.

The required CEO pay ratio information reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from the Company's, is likely not comparable to the Company's SEC-required or supplemental CEO pay ratios.

Advisory Approval of Executive Compensation

The Board is committed to corporate governance best practices and recognizes the significant interest of stockholders in executive compensation matters. The Company is providing this non-binding advisory vote pursuant to Section 14A of the Exchange Act.

In considering this vote, the Company invites its stockholders to review the "Compensation Discussion and Analysis" and "Executive Compensation Tables" above. As described in the Compensation Discussion and Analysis, the MDC Committee is proud of the significant steps taken to re-design the executive compensation program for 2020 following the Internalization and is focused on continually enhancing the Company's compensation framework to reflect strong compensation governance and reward sustained value creation. The MDC Committee is committed to establishing an executive compensation program that attracts, retains and incentivizes top executive talent and generates long-term value for stockholders by directly linking compensation payout to Company performance without encouraging unnecessary risk taking.

The Board unanimously recommends that the stockholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED."

While this vote is advisory and non-binding, the Board and the MDC Committee value the views of the Company's stockholders and will consider the voting results when making compensation decisions in the future.

Audit Committee Matters

PROPOSAL

03

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the Company's independent registered public accounting firm.

The Audit Committee has appointed Ernst & Young LLP ("EY") to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2021, and stockholders are being asked to ratify this appointment at the Annual Meeting as a matter of good corporate governance. EY has served as Annaly's independent registered public accounting firm since 2012. In appointing EY, the Audit Committee considered a number of factors, including EY's independence, objectivity, level of service, industry knowledge, technical expertise, and tenure as the independent auditor. The Company expects that representatives of EY will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. If the appointment of EY is not ratified, the Audit Committee will reconsider the appointment. Even if the appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent auditor at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company.

 The Board unanimously recommends a vote **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the year ending December 31, 2021.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee operates pursuant to a charter which it reviews annually, and a brief description of the Audit Committee's primary responsibilities is included under the heading "Board Committees – Audit Committee" in this Proxy Statement. Under the Audit Committee's charter, management is responsible for the preparation of the Company's financial statements and the independent registered public accounting firm is responsible for auditing those financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles. In addition, the independent registered public accounting firm is responsible for auditing and expressing an opinion on the Company's internal controls over financial reporting.

The Audit Committee has reviewed and discussed Annaly's audited financial statements with management and with EY, the Company's independent auditor for 2020.

The Audit Committee has discussed with EY the matters required to be discussed by applicable standards adopted by the Public Company Accounting Oversight Board ("PCAOB"), including the critical audit matters set forth in EY's audit report and matters concerning EY's independence. EY has also provided to the Audit Committee the written disclosures and letter required by the applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence. The Audit Committee also discussed with EY their independence from the Company and management, and considered whether non-audit services provided by EY to the Company are compatible with maintaining EY's independence. In determining whether to appoint EY as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2021, the Audit Committee took into consideration a number of factors, including historical and recent performance on the Company's audit, including service level and quality of staff and overall work; EY's tenure, independence and objectivity; EY's capability and expertise, including its understanding of the Company's business and operations and overall industry knowledge; legal and regulatory considerations; data related to audit quality and performance, including recent PCAOB inspection reports on the firm; the appropriateness of EY's fees; and the results of a management survey of EY's overall performance.

In reliance on these reviews and discussions, and the report of the independent registered public accounting firm, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC.

Kathy Hopinkah Hannan (Chair)   Thomas Hamilton   Michael Haylon   John H. Schaefer   Vicki Williams

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The aggregate fees billed for 2020 and 2019 by EY for each of the following categories of services are set forth below:

Service Category	2020	2019
Audit[1]	$2,976,625	3,299,225
Audit-Related[2]	62,000	62,000
Tax[3]	324,300	430,840
All Other[4]	180,000	220,000
Total[5]	**$3,542,925**	**$4,012,065**

1. Audit fees primarily relate to integrated audits of the Company's annual consolidated financial statements and internal control over financial reporting under Sarbanes-Oxley Section 404, reviews of the Company's quarterly consolidated financial statements, audits of the Company's subsidiaries' financial statements, accounting consultations and comfort letters and consents related to SEC registration statements.
2. Audit-Related fees are primarily for assurance and related services that are traditionally performed by the independent registered public accounting firm.
3. Tax fees are primarily for preparation of tax returns and compliance services and tax consultations.
4. All Other fees are for those services not described in one of the other categories.
5. EY also provides audit and tax consulting and compliance services to funds that we do not consolidate. The fees for these services are provided to and paid by the funds and therefore are not included in the above table.

The Audit Committee has also adopted policies and procedures for pre-approving all non-audit work performed by the independent registered public accounting firm. The Audit Committee retained EY to provide certain non-audit services in 2020, consisting of tax compliance and consultations, all of which were pre-approved by the Audit Committee.

The Audit Committee determined that the provision by EY of these non-audit services is compatible with EY maintaining its independence.

In addition to the non-audit services described above, the Audit Committee also pre-approved certain audit services, including comfort letters and consents related to SEC registration statements and review of SEC comment letters.

> **The Audit Committee requires the lead audit partner to be rotated every five years and is involved in selecting each new lead audit partner**

The Company understands the need for EY to maintain objectivity and independence as the auditor of its financial statements and internal control over financial reporting. In accordance with SEC rules, the Audit Committee requires the lead EY partner assigned to Annaly's audit to be rotated at least every five years, and the Audit Committee and its Chair is involved in selecting each new lead audit partner. The Audit Committee approved the hiring of EY to provide all of the services detailed above prior to such independent registered public accounting firm's engagement. None of the services related to the Audit-Related Fees described above was approved by the Audit Committee pursuant to a waiver of pre-approval provisions set forth in applicable rules of the SEC.

Stock Ownership Information

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 22, 2021 relating to the beneficial ownership, as defined in SEC rules, of the Company's common stock by (i) each NEO, (ii) each Director and nominee for Director, (iii) all executive officers and Directors as a group, and (iv) all persons that the Company knows beneficially own more than 5% of its outstanding common stock. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.

Knowledge of the beneficial ownership of the Company's common stock as shown below is drawn from statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act.

Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class[3]
David L. Finkelstein	500,000	*
Serena Wolfe	20,000	*
Timothy P. Coffey	88,000	*
Ilker Ertas	101,970	*
Anthony C. Green	163,500	*
Francine J. Bovich	164,290	*
Wellington J. Denahan	1,849,415	*
Katie Beirne Fallon	53,781	*
Thomas Hamilton[4]	578,143	*
Kathy Hopinkah Hannan	38,143	*
Michael Haylon	173,393	*
Eric A. Reeves[5]	0	*
John H. Schaefer	187,525	*
Donnell A. Segalas[6]	269,602	*
Glenn A. Votek	350,052	*
Vicki Williams	51,001	*
All executive officers and Directors as a group (17 people)	4,588,815	*
The Vanguard Group, Inc.[7]	122,261,013	8.7
BlackRock, Inc.[8]	107,569,802	7.7%

---

* Represents beneficial ownership of less than one percent of the common stock.

1. The business address of each Director and NEO is c/o Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036. To the best of the Company's knowledge, each Director and NEO has sole voting and investment power with respect to the shares he or she beneficially owns.

2. For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person, or such group of persons, has the right to acquire within 60 days of the date of determination. DSUs included in the above table are as follows: Francine J. Bovich 150,790DSUs; Wellington J. Denahan 22,551 DSUs; Katie Beirne Fallon 30,347 DSUs; Thomas Hamilton 38,143 DSUs; Kathy Hopinkah Hannan 22,551 DSUs; Michael Haylon 173,393 DSUs; John H. Schaefer 100,031 DSUs; Donnell A. Segalas 160,152 DSUs; and Vicki Williams 51,001 DSUs.

3. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or group of persons has the right to acquire within 60 days, including DSUs, are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the class owned by such person or group of persons, but are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by any other person or group of persons.

4. Includes: (i) 130,000 shares owned by Cure FA Foundation, Inc., and (ii) 80,000 shares owned by the 2012 Hamilton Family Trust.

5. Mr. Reeves was appointed to the Board effective March 19, 2021.
6. Includes: (i) 3,000 shares owned by the Hercules Segalas Irrevocable Trust, (ii) 900 shares owned by Mr. Segalas' daughters, and (iii) 2,100 shares owned by the Katherine Lacy Segalas Devlin Irrevocable Trust. Mr. Segalas disclaims beneficial ownership of these 6,000 shares.
7. The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355, as a parent holding company or control person of certain named funds ("Vanguard"), filed a Schedule 13G/A on February 10, 2021 reporting, as of December 31, 2020, beneficially owning 122,261,013 shares of common stock with the shared power to vote or to direct the vote of 1,259,449 shares of common stock, the sole power to dispose or to direct the disposition of 119,070,461 shares of common stock and the shared power to dispose or to direct the disposition of 3,190,552 shares of common stock. This information is based solely on information contained in the Schedule 13G/A filed by Vanguard.
8. BlackRock, Inc., 55 East 52nd Street, New York, NY 10055, as a parent holding company or control person of certain named funds ("BlackRock"), filed a Schedule 13G/A on January 29, 2021 reporting, as of December 31, 2020, beneficially owning 107,569,802 shares of common stock with the sole power to vote or to direct the vote of 97,991,485 shares of common stock and the sole power to dispose or to direct the disposition of 107,569,802 shares of common stock. This information is based solely on information contained in the Schedule 13G/A filed by Blackrock.

Other Information

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available to the public from commercial document retrieval services and at the Internet worldwide web site maintained by the SEC at www.sec.gov.

Annaly's website is www.annaly.com. The Company makes available on this website under "Investors—SEC Filings," free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as proxy statement and other information filed with or furnished to the SEC as soon as reasonably practicable after such materials are electronically submitted to the SEC.

Additionally, on written request, the Company will provide without charge to each record or beneficial holder of the Company's common stock as of the close of business on March 22, 2021 (the "Record Date") a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC. You should address your request to Investor Relations, Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036 or email your request to investor@annaly.com.

STOCKHOLDER PROPOSALS

Any stockholder intending to propose a matter for consideration at the Company's 2022 Annual Meeting and have the proposal included in the proxy statement and form of proxy for such meeting must, in addition to complying with the applicable laws and regulations governing submissions of such proposals (Rule 14a-8 of the Exchange Act), submit the proposal in writing no later than December 8, 2021, in order to be timely.

Pursuant to the Company's current Amended and Restated Bylaws ("Bylaws"), any stockholder intending to nominate a Director or present a proposal at an annual meeting of stockholders that is not intended to be included in the proxy statement for such annual meeting must provide written notification not later than 5:00 p.m. Eastern Time on the date that is 120 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting nor earlier than 150 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. Accordingly, any stockholder who intends to submit such a nomination or such a proposal at the 2022 Annual Meeting must provide written notification of such proposal by December 8, 2021, but in no event earlier than November 8, 2021.

Any such nomination or proposal should be sent to Anthony C. Green, the Chief Corporate Officer, Chief Legal Officer and Secretary, Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036 and, to the extent applicable, must include the information required by the Company's Bylaws.

OTHER MATTERS

As of the date of this Proxy Statement, the Board does not know of any matter that will be presented for consideration at the Annual Meeting other than as described in this Proxy Statement.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q **When and where is the Annual Meeting?**

A The Annual Meeting will be held on May 19, 2021, at 9:00 a.m. (Eastern Time) online at www.virtualshareholdermeeting.com/NLY2021. If you plan to attend the Annual Meeting online, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials.

Q **Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of proxy materials?**

A The SEC has approved "Notice and Access" rules relating to the delivery of proxy materials over the Internet. These rules permit the Company to furnish proxy materials, including this Proxy Statement and the Annual Report, to stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders will not receive paper copies of the proxy materials unless they request them. Instead, the Notice, which will be mailed to stockholders, provides instructions regarding how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may authorize your proxy via the Internet or by telephone. If you would like to receive a paper or email copy of the Company's proxy materials, you should follow the instructions for requesting such materials printed on the Notice.

Q Can I vote my shares by filling out and returning the Notice?

A No. The Notice identifies the items to be considered and voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to authorize your proxy via the Internet or by telephone or how to vote at the Annual Meeting or to request a paper proxy card, which will contain instructions for authorizing a proxy by the Internet, by telephone or by returning a signed paper proxy card.

Q Who is entitled to vote at the Annual Meeting?

A Only common stockholders of record as of the close of business on the Record Date (March 22, 2021) are entitled to vote at the Annual Meeting.

Q How can I vote my shares?

A You may vote online during the Annual Meeting prior to the closing of the polls at www.virtualshareholdermeeting.com/NLY2021, or by proxy via Internet (www.proxyvote.com), telephone (1-800-690-6903), or by completing and returning your proxy card. The Company recommends that you authorize a proxy to vote even if you plan to virtually attend the Annual Meeting as you can always change your vote online at the meeting. You can authorize a proxy to vote via the Internet or by telephone at any time prior to 11:59 p.m., Eastern Time, May 18, 2021, the day before the meeting date.

Whichever method you use, each valid proxy received in time will be voted at the Annual Meeting in accordance with your instructions. To ensure that your proxy is voted, it should be received prior to 11:59 p.m., Eastern Time, May 18, 2021, the day before the meeting date. If you submit a proxy without giving instructions, your shares will be voted as recommended by the Board.

Q What quorum is required for the Annual Meeting?

A A quorum will be present at the Annual Meeting if a majority of the votes entitled to be cast on any matter are present, in person or by proxy. At the close of business, on the Record Date there were 1,398,502,906 outstanding shares of the Company's common stock, each entitled to one vote per share. Abstentions and "broker non-votes" will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. If a quorum is not present at the Annual Meeting, the Company expects that the Annual Meeting will be adjourned to solicit additional proxies.

Q What are the voting requirements that apply to the proposals discussed in this Proxy Statement?

A

Proposal	Vote Required	Discretionary Voting Allowed?	Board Recommendation
(1) Election of Directors listed herein	Majority	No	FOR
(2) Advisory approval of executive compensation	Majority	No	FOR
(3) Ratification of the appointment of Ernst & Young LLP	Majority	Yes	FOR

"Majority" means (a) with regard to an uncontested election of Directors, the affirmative vote of a majority of total votes cast for and against the election of each Director nominee; and (b) with regard to the advisory approval of executive compensation and the ratification of the appointment of EY, a majority of the votes cast on the matter at the Annual Meeting.

"Discretionary voting" occurs when a bank, broker, or other holder of record does not receive voting instructions from the beneficial owner and votes those shares in its discretion on any proposal as to which the rules of the NYSE permit such bank, broker, or other holder of record to vote ("routine matters"). When banks, brokers, and other holders of record are not permitted under the NYSE rules to vote the beneficial owner's shares on a proposal ("non-routine matters"), if you do not provide voting instructions, your shares will not be voted on such proposal. This is referred to as a "broker non-vote."

For each of the proposals above, you can vote or authorize a proxy to vote "FOR," "AGAINST" or "ABSTAIN."

Q **What is the effect of abstentions and "broker non-votes" on the proposals submitted at the Annual Meeting?**

A Abstentions will have no effect on Proposal 1, Proposal 2 or Proposal 3.

"Broker non-votes," if any, will have no effect on Proposal 1 or Proposal 2. As it is a routine matters and discretionary voting is allowed, "broker non-votes" are not applicable to Proposal 3.

Q **How will my shares be voted if I do not specify how they should be voted?**

A Properly executed proxies that do not contain voting instructions will be voted as follows:

(1) Proposal No. 1: FOR the election of each Director nominee listed herein;

(2) Proposal No. 2: FOR the approval, on a non-binding and advisory basis, of the Company's executive compensation as described in this Proxy Statement; and

(3) Proposal No. 3: FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2021.

Q **What do I do if I want to change my vote?**

A You may revoke a proxy at any time before it is exercised by filing a duly executed revocation of proxy, by submitting a duly executed proxy with a later date, using the phone or online voting procedures, or by participating in the Annual Meeting via live webcast and voting online during the Annual Meeting prior to the closing of the polls. You may revoke a proxy by any of these methods, regardless of the method used to deliver your previous proxy. Virtual attendance at the Annual Meeting without voting online will not itself revoke a proxy.

Q **How will voting on any other business be conducted?**

A Other than the three proposals described in this Proxy Statement, the Company knows of no other business to be considered at the Annual Meeting. If any other matters are properly presented at the meeting, your signed proxy card authorizes David L. Finkelstein, Chief Executive Officer and Chief Investment Officer, and Anthony C. Green, Chief Corporate Officer, Chief Legal Officer and Secretary, or either of them acting alone, with full power of substitution in each, to vote on those matters in their discretion.

Q **Who will count the vote?**

A Representatives of American Election Services, LLC, the independent inspector of elections, will count the votes.

Q **How can I attend the Annual Meeting?**

A All stockholders of record as of the close of business on the Record Date can attend the Annual Meeting online at www.virtualshareholdermeeting.com/NLY2021. An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at 1-855-450-0066 in the United States or 1-236-714-3499 if calling from outside the United States, and providing Conference ID 1577814. Please note that listening to the audio broadcast will not be deemed to be attending the Annual Meeting, and you cannot vote from such audio broadcast. If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Online check-in will begin at 8:30 a.m. (Eastern Time), and you should allow ample time for online check-in procedures.

Q **Will I be able to ask questions and participate in the Annual Meeting?**

A The virtual meeting will be available to stockholders across the globe via any Internet-connected device and has been designed to provide the same rights to participate as you would have at an in-person meeting, including providing opportunities to vote, make statements and ask questions. The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows. Questions that are substantially similar may be grouped and answered once to avoid repetition. Additional information regarding the rules and procedures for participating in the Annual Meeting will be provided in our rules of conduct for the Annual Meeting, which stockholders can view during the meeting at the meeting website.

Q **What is the pre-meeting forum and how can I access it?**

A One of the benefits of the online Annual Meeting format is that it allows the Company to communicate more effectively with its stockholders via a pre-meeting forum that you can access by visiting www.proxyvote.com. Through use of the pre-meeting forum, stockholders can submit questions in advance of the Annual Meeting and view copies of the Company's proxy materials. The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

Q Why is the Company holding the Annual Meeting online?

A The Company believes that the virtual meeting format allows enhanced participation of, and interaction with, its global stockholder base, while also being sensitive to the public health and travel concerns that stockholders may have in light of the continuing COVID-19 pandemic. Virtual meetings also reduce costs for both the Company and its stockholders and reflect the Company's commitment to environmentally-friendly practices.

Q What if I have difficulties accessing the pre-meeting forum or locating my 16-digit control number prior to the day of the Annual Meeting on May 19, 2021?

A Prior to the day of the Annual Meeting on May 19, 2021, if you need assistance with your 16-digit control number and you hold your shares in your own name, please call toll-free 1-866-232-3037 in the United States or 1-720-358-3640 if calling from outside the United States. If you hold your shares in the name of a bank or brokerage firm, you will need to contact your bank or brokerage firm for assistance with your 16-digit control number.

Q What if during the check-in time or during the Annual Meeting I have technical difficulties or trouble accessing the live webcast of the Annual Meeting?

A If you encounter any difficulties accessing the live webcast of the Annual Meeting during the check-in or during the Annual Meeting itself, including any difficulties with your 16-digit control number, please call toll-free 1-844-976-0738 in the United States or 1-303-562-9301 if calling from outside the United States, for assistance. Technicians will be ready to assist you beginning at 8:30 a.m. Eastern Time with any difficulties.

Q How will the Company solicit proxies for the Annual Meeting?

A The expense of soliciting proxies will be borne by the Company. Proxies will be solicited principally through the use of mail, but Directors, executive officers and employees, who will not be specially compensated, may solicit proxies from stockholders by telephone, facsimile or other electronic means or in person. Also, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

The Company has retained Georgeson Inc., a proxy solicitation firm, to assist it in the solicitation of proxies in connection with the Annual Meeting. The Company will pay Georgeson a fee of $16,000 for its services. In addition, the Company may pay Georgeson additional fees depending on the extent of additional services requested by the Company and will reimburse Georgeson for expenses Georgeson incurs in connection with its engagement by the Company. In addition to the fees paid to Georgeson, the Company will pay all other costs of soliciting proxies.

Stockholders have the option to vote over the Internet or by telephone. Please be aware that if you vote over the Internet, you may incur costs such as telephone and access charges for which you will be responsible.

Q What is "Householding" and does Annaly do this?

A "Householding" is a procedure approved by the SEC under which stockholders who have the same address and do not participate in electronic delivery of proxy materials receive only one copy of a company's Proxy Statement and Annual Report unless one or more of these stockholders notifies the company or their respective bank, broker or other intermediary that they wish to continue to receive individual copies. The Company engages in this practice as it reduces printing and postage costs. However, if a stockholder of record residing at such an address wishes to receive a separate Annual Report or Proxy Statement, he, she or it may request it by writing to Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036, Attention: Investor Relations, by emailing investor@annaly.com, or by calling 212-696-0100, and the Company will promptly deliver the requested Annual Report or Proxy Statement. If a stockholder of record residing at such an address wishes to receive a separate Annual Report or Proxy Statement in the future, he, she or it may contact the Company in the same manner. If you are an eligible stockholder of record receiving multiple copies of the Company's Annual Report and Proxy Statement, you can request householding by contacting the Company in the same manner. If you own your shares through a bank, broker or other nominee, you can request householding by contacting the bank, broker or other nominee.

Q **Could the Annual Meeting be postponed or adjourned?**

A If a quorum is not present or represented, the Company's Bylaws and Maryland law permit the Chair of the meeting to adjourn the Annual Meeting, without notice other than an announcement at the Annual Meeting. Additionally, the Board is permitted to postpone the meeting to a date not more than 120 days after the record date for the Annual Meeting without setting a new record date, provided, that the Company must announce the date, time and place to which the meeting is postponed not less than ten days prior to the date of such postponed meeting.

Q **Who can help answer my questions?**

A If you have any questions or need assistance voting your shares or if you need copies of this Proxy Statement or the proxy card, you should contact:


Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036
Phone: 1-888-8 ANNALY
Facsimile: (212) 696-9809
Email: investor@annaly.com
Attention: Investor Relations


The Company's principal executive offices are located at the address above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains certain forward-looking statements which are based on various assumptions (some of which are beyond our control) and may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, risks and uncertainties related to the COVID-19 pandemic, including as related to adverse economic conditions on real estate-related assets and financing conditions; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability of mortgage-backed securities and other securities for purchase; the availability of financing and, if available, the terms of any financing; changes in the market value of our assets; changes in business conditions and the general economy; our ability to grow our residential credit business; our ability to grow our middle market lending business; credit risks related to our investments in credit risk transfer securities, residential mortgage-backed securities and related residential mortgage credit assets, commercial real estate assets and corporate debt; risks related to investments in mortgage servicing rights; our ability to consummate any contemplated investment opportunities; changes in government regulations or policy affecting our business; our ability to maintain our qualification as a REIT for U.S. federal income tax purposes; and our ability to maintain our exemption from registration under the Investment Company Act of 1940. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law.

Endnotes

Annaly at a Glance (page 2)

1. Based on market capitalization as of March 22, 2021.

Recent Operating Achievements & Annaly's Shared Capital Model and Strategic Focus (page 3)

Note: Market data as of January 29, 2021. Financial data as of December 31, 2020.

1. Economic return represents change in book value plus dividends declared over prior period's book value.
2. Credit assets represent whole loan, CMBS and equity assets originated or purchased across Annaly Residential Credit Group ("ARC"), Annaly Commercial Real Estate Group ("ACREG") and Annaly Middle Market Lending Group ("AMML").
3. Represents operating expenses as a percentage of average equity and excludes transaction expenses and nonrecurring items for the year ended December 31, 2020.
4. Amount excludes fees and commissions. Annaly's current authorized share repurchase program expires in December 2021.
5. Assets represent Annaly's investments that are on balance sheet, net of debt issued by securitization vehicles, as well as investments that are off-balance sheet in which the Company has economic exposure. Agency assets include TBA purchase contracts (market value) of $20.4bn and are shown net of debt issued by securitization vehicles of $0.6bn. Residential Credit assets are shown net of debt issued by securitization vehicles of $2.6bn. Commercial Real Estate assets include CMBX derivatives (market value) of $496.6mm and are shown net of debt issued by securitization vehicles of $2.5bn.
6. Represents the capital allocation for each of the four investment strategies and is calculated as the difference between each investment strategies' assets and related financing. This calculation includes TBA purchase contracts and excludes non-portfolio related activity and will vary from total stockholders' equity.
7. Sector rank compares Annaly dedicated capital in each of its four investment strategies as of December 31, 2020 (adjusted for P/B as of January 29, 2021) to the market capitalization of the companies in each respective comparative sector as of January 29, 2021. The companies in each comparative sectors are selected as follows: for Agency, Commercial Real Estate and Residential Credit sector ranking represent "Agency Peers" (AGNC, ANH, ARR, CMO, EARN, ORC and TWO), "Commercial Peers" (ABR, ACRE, ARI, BRMK, BXMT, GPMT, KREF, LADR, LFT, LOAN, NREF, RC, SACH, STWD, TRTX and XAN) and "Hybrid Peers" (AJX, CHMI, CIM, DX, EFC, IVR, MFA, MITT, NRZ, NYMT, PMT, RWT and WMC), respectively, within the Bloomberg Mortgage REIT Index as of January 29, 2021 and for Middle Market Lending sector ranking is the S&P BDC Index as of January 29, 2021.

Delivering Significant Value for Stockholders (page 4)

1. Data shown since Annaly's initial public offering in October 1997 through January 31, 2021 and includes common and preferred dividends declared.

Board Composition, Structure and Refreshment (page 6)

1. "Continuing Directors" represent the eleven members of the Board following the 2021 Annual Meeting (assuming all nominees are elected). Directors have self-identified as bringing diversity to the Board by way of gender, race, ethnicity, national origin or other characteristics.

Continuing Director Diversity (page 7)

1. "Continuing Directors" represent the eleven members of the Board following the 2021 Annual Meeting (assuming all nominees are elected).
2. Directors have self-identified as bringing diversity to the Board by way of gender, race, ethnicity, national origin or other characteristics.

Corporate Governance at Annaly (page 10)

1. "Continuing Directors" represent the eleven members of the Board following the 2021 Annual Meeting (assuming all nominees are elected).

Board Committees (page 19)

1. Mr. Reeves was elected as a Director and appointed as a member of the CR Committee and the NCG Committee effective March 19, 2021.
2. Mr. Segalas has not been renominated as a Director and will step down from the Board following the Annual Meeting in line with the Board's refreshment policy.
3. While Mr. Votek has the attributes of a financial expert under SEC rules based on his experience serving in a number of senior financial executive roles, including as the Company's former CFO, Mr. Votek does not qualify as an Independent Director and is therefore ineligible to serve on the Company's Audit Committee.

Audit Committee & Corporate Responsibility Committee (page 20)

1. Mr. Reeves was elected as a Director and appointed as a member of the CR Committee and the NCG Committee effective March 19, 2021.
2. Mr. Segalas has not been renominated as a Director and will step down from the Board following the Annual Meeting in line with the Board's refreshment policy.

MDC Committee & NCG Committee (page 21)

1. Mr. Segalas has not been renominated as a Director and will step down from the Board following the Annual Meeting in line with the Board's refreshment policy.
2. Mr. Reeves was elected as a Director and appointed as a member of the CR Committee and the NCG Committee effective March 19, 2021.

2020 Business Performance Highlights (page 34)

1. Source: Company filings and Bloomberg. Financial data as of December 31, 2020, unless otherwise noted. Market data as of January 29, 2021.
2. Total assets represent Annaly's investments that are on balance sheet, net of securitized debt of consolidated VIEs, as well as investments that are off-balance sheet in which Annaly has economic exposure. Assets include TBA purchase contracts (market value) of $20.4bn and CMBX derivatives (market value) of $496.6mm and are shown net of securitized debt of consolidated VIEs of $5.7bn.
3. Compares Annaly's total shareholder return since its IPO on October 8, 1997 through January 29, 2021 against the total shareholder return of the S&P 500 Index and the BBREMTG Index (excluding Annaly) over the same time period.
4. Represents a non-GAAP financial measure, see Appendix for a reconciliation of non-GAAP financial measures to most directly comparable GAAP measures.

Financing, Capital and Liquidity & Operational Efficiency (page 35)

1. Represents a non-GAAP financial measure, see Appendix for a reconciliation of non-GAAP financial measures to most directly comparable GAAP measures.
2. Amount excludes fees and commissions.
3. Includes three residential whole loan securitizations totaling $1.1bn in 2018, five residential whole loan securitizations totaling $2.1bn in 2019, four residential whole loan securitizations totaling $1.8bn in 2020 and one $257mm residential whole loan securitization in 2021.
4. Represents operating expense as a percentage of average equity as of December 31, 2020 annualized. Operating expense is defined as: (i) for internally-managed peers, the sum of compensation and benefits, G&A and other operating expenses, less any one-time or transaction related expenses and (ii) for externally-managed peers, the sum of net management fees, compensation and benefits (if any), G&A and other operating expenses, less any one-time or transaction related expenses. Internally-managed peers and externally-managed peers represent the respective internally- and externally-managed members of the BBREMTG Index as of January 29, 2021.

Stockholder Outreach and Results of 2020 Say-on-Pay Vote (page 39)

1. Performance-based compensation percentages for 2020 derived from the 2020 Total Direct Compensation Table on page 38.

Executive Compensation Design and Award Decisions for 2020 (page 42)

1. 2019 NEO pay mix based on information provided by the Former Manager to the Company as reported on p. 4 in the Company's 2020 proxy statement, which was filed with the SEC on April 8, 2020. NEOs included in such calculation included Ms. Wolfe and Messrs. Finkelstein, Coffey, Green and Votek. Mr. Ertas was not an NEO for 2019.
2. 2020 NEO pay mix derived from the 2020 Total Direct Compensation Table on page 38.
3. 2020 CEO pay mix derived from 2020 Total Direct Compensation Table on page 38.
4. 2021 CEO pay mix based on Mr. Finkelstein's current salary and target incentive awards (comprised of cash, RSUs and PSUs) for performance in 2021, which are expected to be paid or awarded in January 2022.

Appendix - Non-GAAP Reconciliations

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, the Company provides non-GAAP financial measures. These measures should not be considered a substitute for, or superior to, financial measures computed in accordance with GAAP. These non-GAAP measures provide additional detail to enhance investor understanding of the Company's period-over-period operating performance and business trends, as well as for assessing the Company's performance versus that of industry peers. Reconciliations of these non-GAAP financial measures to their most directly comparable GAAP results are provided below.

Unaudited, dollars in thousands except per share amounts

	For the quarters ended				
	12/31/2020	9/30/2020	6/30/2020	3/31/2020	12/31/2019
GAAP to Core Reconciliation					
GAAP net income (loss)	$ 878,635	$1,015,548	$ 856,234	($ 3,640,189)	$1,209,742
Net income (loss) attributable to non-controlling interests	1,419	(126)	32	66	68
Net income (loss) attributable to Annaly	877,216	1,015,674	856,202	(3,640,255)	1,209,674
Adjustments to exclude reported realized and unrealized (gains) losses:					
Realized (gains) losses on termination or maturity of interest rate swaps	(2,092)	427	1,521,732	397,561	4,615
Unrealized (gains) losses on interest rate swaps	(258,236)	(170,327)	(1,494,628)	2,827,723	(782,608)
Net (gains) losses on disposal of investments and other	(9,363)	(198,888)	(246,679)	(206,583)	(17,783)
Net (gains) losses on other derivatives	(209,647)	(169,316)	(170,916)	(206,426)	42,312
Net unrealized (gains) losses on instruments measured at fair value through earnings	(51,109)	(121,255)	(254,772)	730,160	5,636
Loan loss provision[1]	469	(21,818)	72,544	99,993	7,362
Other adjustments:					
Depreciation expense related to commercial real estate and amortization of intangibles[2]	11,097	11,363	8,714	7,934	9,823
Non-core (income) loss allocated to equity method investments[3]	28	(1,151)	4,218	19,398	(3,979)
Transaction expenses and non-recurring items[4]	172	2,801	1,075	7,245	3,634
Income tax effect on non-core income (loss) items	(10,984)	13,890	3,353	(23,862)	(418)
TBA dollar roll income and CMBX coupon income[5]	99,027	114,092	97,524	44,904	36,901
MSR amortization[6]	(26,633)	(27,048)	(25,529)	(18,296)	(22,120)
Plus:					
Premium amortization adjustment (PAA) cost (benefit)	39,101	33,879	51,742	290,722	(83,892)
Core Earnings (excluding PAA)*	459,046	482,323	424,580	330,218	409,157
Dividends on preferred stock	35,509	35,509	35,509	35,509	35,509
Core Earnings (excluding PAA) attributable to common shareholders *	$ 423,537	$ 446,814	$ 389,071	$ 294,709	$ 373,648
GAAP net income (loss) per average common share[7]	$ 0.60	$ 0.70	$ 0.58	($2.57)	$ 0.82
Core earnings (excluding PAA) per average common share[7] *	$ 0.30	$ 0.32	$ 0.27	$ 0.21	$ 0.26

* Represents a non-GAAP financial measure.

(1) Includes a $1.0 million reversal of loss provision on the Company's unfunded loan commitments for the quarter ended December 31, 2020 and $0.2 million, $3.8 million and $0.7 million loss provision on the Company's unfunded loan commitments for the quarters ended September 30, 2020, June 30, 2020 and March 31, 2020, respectively, which is reported in Other income (loss) in the Company's Consolidated Statement of Comprehensive Income (Loss).

(2) Amount includes depreciation and amortization expense related to equity method investments.

(3) The Company excludes non-core (income) loss allocated to equity method investments, which represents the unrealized (gains) losses allocated to equity interests in a portfolio of MSR, which is a component of Other income (loss).

(4) The quarters ended December 31, 2020 and September 30, 2020 include costs incurred in connection with securitizations of residential whole loans. The quarter ended June 30, 2020 includes costs incurred in connection with the Internalization and costs incurred in connection with the CEO search process. The quarter ended March 31, 2020 includes costs incurred in connection with securitizations of Agency mortgage-backed securities and residential whole loans as well as costs incurred in connection with the Internalization and costs incurred in connection with the CEO search process. The quarter ended December 31, 2019 includes costs incurred in connection with securitizations of Agency mortgage-backed securities and residential whole loans.

(5) TBA dollar roll income and CMBX coupon income each represent a component of Net gains (losses) on other derivatives. CMBX coupon income totaled $1.5 million, $1.5 million, $1.6 million, $1.2 million and $1.3 million for the quarters ended December 31, 2020, September 30, 2020, June 30, 2020, March 31, 2020 and December 31, 2019, respectively.

(6) MSR amortization represents the portion of changes in fair value that is attributable to the realization of estimated cash flows on the Company's MSR portfolio and is reported as a component of Net unrealized gains (losses) on instruments measured at fair value.

(7) Net of dividends on preferred stock.